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04045262

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Corporacion Mapfre

*CURRENT ADDRESS

PROCESSED
OCT 04 2004
THOMSON
FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 1987 FISCAL YEAR 12-31-03

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dw

DAT : 10/4/04

82-1987

04 FEB 20 AM 7:21

HALF-YEARLY INFORMATION

OFFICIAL NAME:

CORPORACION MAPFRE, S.A.

AR/S
12-31-03

- [ ] **Financial Institutions** .... **B**
- [ ] **Investment Companies** .... **C**
- [ ] **General** .... **G**
- [X] **Insurance Companies** .... **S**

Page 1 .... [X]

Page 2 .... [X]

Page 3 .... [X]

Page 4 .... [X]

Page 5 .... [X]

Page 6 .... [X]

Page 7 and 7 bis .... [X]

Page 8 .... [X]

Page 9 .... [X]

Page 10 .... [X]

Supplementary information .... [X]

DATE:	18 February 2004	**HALF**	2nd 2003

INSURANCE

INFORMATION RELATIVE TO:

HALF	YEAR
SECOND	2003

I. ISSUER IDENTIFICATION DATA

OFFICIAL NAME:
CORPORACION MAPFRE, S.A.

LEGAL ADDRESS:	N.I.F.
Paseo de Recoletos, 25 28004 MADRID	A/08055741

Persons assuming responsibility for the information contained herein, positions they hold with the company, and identification of the power and authority by virtue of which they represent the company:	SIGNATURE:
Mr. Domingo Sugranyes Bickel Vice-Chairman and Chief Executive Officer of CORPORACION MAPFRE, S.A. Public deed nº 2845 signed before notary public Mr. José María Prada Guaita on 20 September 2001	

CONTENT OF THE HALF-YEARLY INFORMATION
(mark with an X when appropriate)

		Non-consolidated	Consolidated
I. Issuer Identification Data	0010	X	
II. Changes in the Consolidated Group	0020		X
III. Basis of Presentation and Valuation Criteria	0030	X	X
IV. Balance Sheet	0040	X	X
V. Profit and Loss Account	0050	X	X
VI. Premium Breakdown by Branch of Business	0060	X	X
VII. Number of Employees	0070	X	X
VIII. Business Development	0080	X	X
IX. Dividends Paid	0090	X	
X. Relevant Facts	0100	X	X
XI. Relevant Facts: Explanatory Appendix	0110	X	X
XII. Special Auditors Report	0120		

II. CHANGES IN THE CONSOLIDATED GROUP

A) Changes in company name

In this fiscal year, the following companies have changed their names:

Previous name	Present name
SEFIN, S.A.	SEFIN AGENCIA DE SEGUROS, S.A.
FAZ AGENCIA DE SEGUROS, S.A. SOCIEDAD UNIPERSONAL	FINISTERRE AGENCIA CANARIA DE SEGUROS, S.A. SOCIEDAD UNIPERSONAL
MAPFRE ACONCAGUA CIA. DE SEGUROS, S.A	MAPFRE ARGENTINA SEGUROS, S.A.
MAPFRE ACONCAGUA ART, S.A.	MAPFRE ARGENTINA ART, S.A.
MAPFRE ACONCAGUA VIDA COMPAÑÍA DE SEGUROS S.A.	MAPFRE ARGENTINA SEGUROS DE VIDA, S.A.
VERA CRUZ SEGURADORA, S.A.	MAPFRE VERA CRUZ SEGURADORA, S.A.
VERA CRUZ VIDA E PREVIDENCIA, S.A.	MAPFRE VERA CRUZ VIDA E PREVIDENCIA, S.A.
SEGUROS LA SEGURIDAD, C.A.	MAPFRE LA SEGURIDAD, C.A.

B) Changes in consolidation methods or procedures

In this fiscal year, the following companies, which in the previous fiscal year did not form part of the consolidation perimeter, have been fully consolidated:

a) Companies acquiered in fiscal year 2003:

- SERVIMEDIC BALEAR, S.L. (Spain)
- MUSINI, S.A. DE SEGUROS Y REASEGUROS (Spain), hereinafter referred to as "MUSINI"
- MUSINI VIDA, S.A. DE SEGUROS Y REASEGUROS SOCIEDAD UNIPERSONAL (Spain), hereinafter referred to as "MUSINI VIDA"
- INTERBOLSA, S.A. (Spain)
- SERVIFINANZAS, S.A. (Spain)
- GESMUSINI S.G.I.I.C., S.A. (Spain)
- GESMUSINI CARTERAS, S.A. (Spain)
- INDUSTRIAL RE MUSINI, S.A. (Luxembourg)
- GENERAL SERVICES REINSURANCE LIMITED (Ireland)
- NUOVI SERVIZI AUTO, S.P.A. (Italy)
- CANADA LIFE INSURANCE COMPANY (Puerto Rico)
- BRICKEL FINANCIAL SERVICES INC. (U.S.A.), whose trade name is ROAD AMERICA MOTOR CLUB.
- MAPFRE RE COMPAÑÍA DE SERVICIOS GENERALES, S.A. (Perú)
- MAPFRE MANDATOS Y SERVICIOS (Argentina)

b) Companies incorporated in the previous fiscal year, which began their activity in 2003:

- CENTROS MÉDICOS ISLAS CANARIAS, S.A. (Spain)

The following company, which was incorporated in fiscal year 2003 was consolidated by the equity method:

- MAPFRE ASISTENCIA ORO, S.A. (Spain)

During fiscal year 2003, the following companies were no longer considered to be subsidiaries or affiliates of the Group due to the reasons indicated below:

a) Due to sale to third parties:

- AFORE TEPEYAC, S.A. (Mexico)

b) Due to winding-up: :

- INMOBILIARIA Y RENTAS ALCÁNTARA 218, S.A. (Chile)
- INVERSIONES ALCÁNTARA 200, S.A. (Chile)

c) Due to dissolution with absorption by another Group company (the absorbing company or the company receiving the transferred assets and liabilities is indicated):

- MAPFRE INSURANCE COMPANY OF AMÉRICA INC. (Estados Unidos), absorbed by MAPFRE INSURANCE COMPANY OF FLORIDA (U.S.A.)

MUSINI VIDA, MUSINI, and their respective subsidiaries have been consolidated from 1 October 2003 onwards. Therefore, the consolidated profit and loss account only includes the results accrued by these companies over the period going from 1 October 2003 to 31 December 2003.

III. BASIS OF PRESENTATION AND VALUATION CRITERIA

The presentation of the results of all consolidated companies follows the same accounting principles, criteria and policies which were applied in the latest annual accounts.

IV. NON-CONSOLIDATED BALANCE SHEET

Unit: thousand euros

ASSETS		CURRENT YEAR	PREVIOUS YEAR
A) SHAREHOLDERS, UNCALLED CAPITAL	**0200**		
I. Start-up expenses	0210	0	0
II. Intangible Assets	0220	1,598	1,236
III. Deferred expenses	0230	926	980
B) INTANG. ASSETS, START-UP EXPENSES, DEFERRED EXPENSES.	**0240**	**2,524**	**2,216**
I. Tangible Investments	0250	0	10,317
II. Financial Investments	0260	4,510	15,959
III. Investments in Group Companies and Affiliates	0270	1,004,495	848,630
IV. Deposits established for accepted reinsurance	0280	0	0
C) INVESTMENTS	**0290**	**1,009,005**	**874,906**
D) INVESTMENTS ON ACCOUNT OF LIFE POLICYHOLDERS ASSUMING INVESTMENT RISK	**0310**		
E) PARTICIPATION BY REINSURANCE IN TECHNICAL RESERVES	**0320**	**0**	**0**
I. Receivables on direct insurance, reins. and coins. business (policyholders,brokers)	0330	0	0
II. Tax, corporate and other credits	0340	45,845	25,521
III. Shareholders, called capital	0350	0	0
IV.Tangible Fixed Assets	0355	338	405
V. Cash and Banks	0360	4,443	5,393
VI. Treasury Stock in Special Status	0365	0	0
VII. Other Assets Net of Provisions	0366	1,853	2,340
VIII. Accruals	0370	17	25
F) RECEIVABLES, OTHER ASSETS AND ACCRUAL ACCOUNTS	**0380**	**52,496**	**33,684**
TOTAL ASSETS (A+B+C+D+E+F)	**0390**	**1,064,025**	**910,806**

LIABILITIES		CURRENT YEAR	PREVIOUS YEAR
I. Subscribed capital	0500	90,782	90,782
II. Reserves	0510	426,445	426,445
III. Treasury stock for capital decrease	0515	0	0
IV. Results from previous years	0520	78,590	118,553
V. Result for the year	0530	47,732	-21,807
VI. Interim dividend paid during the year	0540	-19,972	0
A) CAPITAL AND RESERVES	**0550**	**623,577**	**613,973**
B) DEFERRED INCOME	**0590**	**115**	**566**
C) SUBORDINATED LIABILITIES	**0595**	**0**	**0**
D) TECHNICAL RESERVES	**0600**	**0**	**0**
E) TECH. RESRVS. (LIFE) WHEN INV. RISK IS ASSUMED BY POLICYHOLDERS	**0605**	**0**	**0**
F) PROVISIONS FOR RISKS AND EXPENSES	**0610**	**10,217**	**6,605**
G) DEPOSITS RECEIVED ON CEDED REINSURANCE	**0620**	**0**	**0**
I. Bond and other stock issues	0630	275,000	275,000
II. Due to credit institutions	0635	140,373	0
III. Debts on direct insurance, reins. and coins. (policyholders, brokers)	0640	0	0
IV. Debts on transactions in preparation of insurance contracts	0645	0	0
V. Debts on asset repurchase agreements	0646	0	0
VI. Other liabilities	0650	6,942	6,861
VII. Accruals	0670	7,801	7,801
H) DEBTS AND ACCRUED LIABILITIES	**0680**	**430,116**	**289,662**
TOTAL LIABILITIES (A+B+C+D+E+F+G+H)	**0690**	**1,064,025**	**910,806**

V. NON-CONSOLIDATED RESULTS

Unit: thousand euros

		CURRENT YEAR	PREVIOUS YEAR
		Amount	Amount
I. Earned premiums, net of reinsurance (non-life)	0800	0	0
II. Earned premiums, net of reinsurance (life)	0810	0	0
A) NET EARNED PREMIUMS (I+II)	**0820**	0	0
III. Claims incurred, net of reinsurance (non-life)	0830	0	0
IV. Claims incurred, net of reinsurance (life)	0840	0	0
B) NET CLAIMS (III+IV)	**0850**	0	0
V. Variation in other technical reserves, net of reinsurance (non-life)	0852	0	0
VI. Variation in other technical reserves, net of reinsurance (life)	0853	0	0
C) VARIATION IN OTHER NET TECHNICAL RESERVES (+/-V+/-VI)	**0855**	0	0
VII. Profit sharing and returns (non-life)	0860	0	0
VIII. Profit sharing and returns (life)	0865	0	0
IX. Net operating expenses (non-life)	0870	0	0
X. Net operating expenses (life)	0875	0	0
XI. Variation in the equalisation reserve (non-life)	0880	0	0
D) PROFIT SHARING & OTHER OPERATING EXPENSES (VII+VIII+IX+X+/-XI)	**0890**	0	0
XII. Other technical results (non-life)	0900	0	0
XIII. Other technical results (life)	0910	0	0
E) TECHNICAL RESULTS (A-B+/-C-D+/-XII+/-XIII)	**0920**	0	0
XIV. Income from operating investments (non-life)	0930	0	0
XV. Income from operating investments (life)	0935	0	0
XVI. Expenses from operating investments (non-life)	0940	0	0
XVII. Expenses from operating investments (life)	0945	0	0
XVIII. Unrealised capital gains and losses on investments (life)	0950	0	0
F) TECHNICAL FINANCIAL RESULT (E+XIV+XV-XVI-XVII+/-XVIII	**0960**	0	0
G) TECHNICAL RESULT (non-life) (I-III+/-V-VII-IX+/-XI+/-XII+XIV-XVI)	**0961**	0	0
H) TECHNICAL RESULT (life) (II-IV+/-VI-VIII-X+/-XIII+XV-XVII+/-XVIII)	**0962**	0	0
XIX. Income from investments	0970	82,482	71,376
XX. Expenses from investments	0980	49,231	102,372
I) ORDINARY RESULT (F+XIX-XX)	**1020**	**33,251**	**-30,996**
XXI. Other income	1025	2,776	2,381
XXII. Other expenses	1026	10,370	7,646
XXIII. Extraordinary Results	1030	-3,652	-2,887
J) PROFIT BEFORE TAXES (I+XXI-XXII+/-XXIII)	**1040**	**22,005**	**-39,148**
XXIV. Corporate tax and others	1042	25,727	17,341
K) RESULT FOR THE YEAR (J+/-XXIV)	**1044**	**47,732**	**-21,807**

IV. CONSOLIDATED BALANCE SHEET

Unit: thousand euros

ASSETS		CURRENT YEAR	PREVIOUS YEAR
A) SHAREHOLDERS, UNCALLED CAPITAL	1200	0	0
I. Start-up expenses	1210	9,360	9,650
II. Intangible assets	1220	80,293	82,417
III. Deferred expenses	1230	1,702	1,861
B) INTANG. ASSETS, START-UP EXPENSES, DEFERRED EXPENSES	1240	91,355	93,928
I. Tangible investments	1250	527,741	514,218
II. Financial investments	1260	13,885,642	10,728,698
III. Deferred expenses	1270	251,822	240,384
IV. Treasury Stock	1280	0	0
V. Deposits established for accepted reinsurance	1285	71,287	74,836
C) INVESTMENTS	1290	14,736,492	11,558,136
D) CONSOLIDATED GOODWILL	1300	456,351	403,356
E) INVEST. ON ACCOUNT OF LIFE POLICYHOLDERS ASSUMING INVEST. RISK	1310	446,101	574,693
F) PARTICIPATION BY REINSURANCE IN TECHNICAL RESERVES	1320	1,041,316	526,409
I. Receivables on direct insurance, reins. and coins. business (policyholders and brokers)	1330	1,039,412	914,254
II. Tax, corporate and other credits	1340	180,008	167,590
III. Shareholders,called capital	1350	0	0
IV. Tangible Fixed Assets	1355	72,468	71,002
V. Cash and Banks	1360	502,662	524,698
VI. Short-term Trasury Stock	1365	0	
VII. Other assets Net of Provisions	1366	29,095	6,768
VIII. Accruals	1370	479,094	396,874
G) RECEIVABLES, OTHER ASSETS AND ACCRUAL ACCOUNTS	1380	2,302,739	2,081,186
TOTAL ASSETS (A+B+C+D+E+F+G)	1390	19,074,354	15,237,708

LIABILITIES		CURRENT YEAR	PREVIOUS YEAR
I. Subscribed capital	1500	90,782	90,782
II. Parent company reserves	1510	596,186	555,074
III.Treasury stock for capital decrease	1515	0	0
IV. Reserves in consolidated companies	1520	606,641	561,593
V. Translation differences	1530	-326,457	-243,959
VI. Results attributable to the parent company	1540	141,288	113,391
VII. Interim dividend paid during the year	1550	-19,972	0
A) CAPITAL AND RESERVES	1560	1,088,468	1,076,881
B) MINORITY INTERESTS	1570	675,733	624,261
C) NEGATIVE CONSOLIDATION DIFFERENCE	1580	3,005	2,863
D) DEFERRED INCOME	1590	9,358	14,679
E) SUBORDINATED LIABILITIES	1592	0	0
F) TECHNICAL RESERVES	1595	14,883,594	11,433,465
G) TECH. RESRVS. (LIFE) WHEN INV. RISK IS ASSUMED BY POLICYHOLDERS	1600	446,101	574,693
H) PROVISIONS FOR RISKS AND EXPENSES	1610	111,503	96,865
I) DEPOSITS RECEIVED ON CEDED REINSURANCE	1620	112,068	94,016
I. Bond and other stock issues	1630	275,000	275,000
II. Due to credit institutions	1635	160,150	21,746
III. Debts on direct insurance, reins. and coins. (policyholders, brokers)	1640	528,477	456,137
IV. Debts on transactions in preparation of insurance contracts	1645	46,002	39,925
V. Debts on asset repurchase agreements	1646	0	0
VI. Other liabilities	1650	623,960	447,583
VII. Accruals	1670	110,935	79,594
J) DEBTS AND ACCRUED LIABILITIES	1680	1,744,524	1,319,985
TOTAL LIABILITIES (A+B+C+D+E+F+G+H+I+J)	1690	19,074,354	15,237,708

V. CONSOLIDATED RESULTS

Unit: thousand euros

		CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
I. Earned premiums, net of reinsurance (non-life)	1800	2,745,277	62%	2,568,252	53%
II. Earned premiums, net of reinsurance (life)	1810	1,665,031	38%	2,233,407	47%
A) NET EARNED PREMIUMS (I+II)	**1820**	**4,410,308**	**100%**	**4,801,659**	**100%**
III. Claims incurred, net of reinsurance (non-life)	1830	1,826,716	41%	1,783,738	37%
IV. Claims incurred, net of reinsurance (life)	1840	1,255,134	28%	1,066,868	22%
B) NET CLAIMS INCURRED (III+IV)	**1850**	**3,081,850**	**70%**	**2,850,606**	**59%**
V. Variation in other technical reserves, net of reinsurance (non-life)	1852	-35,142	-1%	-27,282	-1%
VI. Variation in other technical reserves, net of reinsurance (life)	1853	-727,786	-17%	-1,363,019	-28%
C) VARIATION IN OTHER NET TECHNICAL RESERVES (+/-V+/-VI)	**1855**	**-762,928**	**-17%**	**-1,390,301**	**-29%**
VII. Profit sharing and returns (non-life)	1860	2,274	0%	3,428	0%
VIII. Profit sharing and returns (life)	1865	23,357	1%	22,632	0%
IX. Net operating expenses (non-life)	1870	732,034	17%	743,937	15%
X. Net operating expenses (life)	1875	103,051	2%	101,988	2%
XI. Variation in the equalisation reserve (non-life)	1880	31,368	1%	10,019	0%
D) PROFIT SHARING & OTHER OPERATING EXPENSES (VII+VIII+IX+X+/-XI)	**1890**	**892,084**	**20%**	**882,004**	**18%**
XII. Other technical results (non-life)	1900	-52,933	-1%	-43,034	-1%
XIII. Other technical results (life)	1910	-12,576	0%	-8,869	0%
E) TECHNICAL RESULTS (A-B+/-C-D+/-XII+/-XIII)	**1920**	**-392,063**	**-9%**	**-373,155**	**-8%**
XIV. Income from operating investments (non-life)	1930	264,470	6%	350,312	7%
XV. Income from operating investments (life)	1935	704,817	16%	607,545	13%
XVI. Expenses from operating investments (non-life)	1940	90,505	2%	117,472	2%
XVII. Expenses from operating investments (life)	1945	168,603	4%	155,342	3%
XVIII. Unrealised capital gains and losses on investments (life)	1950	24,882	1%	-41,121	-1%
F) TECHNICAL FINANCIAL RESULT (E+XIV+XV-XVI-XVII+/-XVIII)	**1960**	**342,998**	**8%**	**270,767**	**6%**
G) TECHNICAL RESULT (non-life) (I-III+/-V-VII-IX+/-XI+/-XII+XIV-XVI)	**1965**	**238,775**	**5%**	**189,654**	**4%**
H) TECHNICAL RESULT (life) (II-IV+/-VI-VIII-X+/-XIII+XV-XVII+/-XVIII)	**1966**	**104,223**	**2%**	**81,113**	**2%**
XIX. Results from investments	1970	12,453	0%	15,775	0%
XX. Translation results	1980	213	0%	1,189	0%
XXI. Income from companies accounted for by the equity method	1990	25,122	1%	21,186	0%
XXII. Amortisation of consolidation goodwill	2000	25,600	1%	27,483	1%
XXIII. Consolidation differences	2010	0	0%	0	0%
I) ORDINARY RESULT (F+/-XIX+/-XX+/-XXI-XXII+XXIII)	**2020**	**355,186**	**8%**	**281,434**	**6%**
XXIV. Other income	2025	75,767	2%	55,451	1%
XXV. Other expenses	2026	97,004	2%	77,110	2%
XXVI. Extraordinary Results	2030	-13,352	0%	-815	0%
J) PROFIT BEFORE TAXES (H+XXIV-XXV+/-XXVI)	**2040**	**320,597**	**7%**	**258,960**	**5%**
XXVII. Corporate tax	2042	-92,428	-2%	-67,521	-1%
K) RESULT (I+/-XXVII)	**2044**	**228,169**	**5%**	**191,439**	**4%**
+/- Results attributable to minority interests	2050	-86,881	-2%	-78,048	-2%
= RESULTS FOR THE YEAR ATTRIBUTABLE TO THE CONTROLLING COMPANY	**2060**	**141,288**	**3%**	**113,391**	**2%**

VI. PREMIUM BREAKDOWN BY BRANCH OF BUSINESS

NON-LIFE BRANCHES		NON-CONSOLIDATED Curr. Year	NON-CONSOLIDATED Prev. Year	CONSOLIDATED Curr. Year	CONSOLIDATED Prev. Year
General Insurance - Direct Insurance Spain	2100			1,585,270	1,276,774
Credit and Guarantee – Direct Insurance Spain	2115			96,822	79,058
Direct Insurance abroad	2120			1,135,540	1,222,683
Reinsurance	2125			434,190	393,310
Assistance	2130			129,807	122,645
TOTAL PREMIUMS FOR THE YEAR Non-Life (direct and accepted)	2140			3,381,630	3,094,470
TOTAL PREMIUMS FOR THE YEAR Non-Life (ceded and retroceded)	2145			-636,353	-526,218
TOTAL NET EARNED PREMIUMS Non-Life	2150			2,745,277	2,568,252
TOTAL PREMIUMS FOR THE YEAR Life (direct and accepted)	2185			1,713,462	2,283,748
TOTAL PREMIUMS FOR THE YEAR Life (ceded and retroceded)	2190			-48,431	-50,341
TOTAL NET EARNED PREMIUMS Life	2195			1,665,031	2,233,407
TOTAL NET EARNED PREMIUMS	2200			4,410,308	4,801,659
Spain	2205			3,118,458	3,457,407
Foreign Subsidiaries: EU.	2210			177,602	46,358
O.E.C.D.	2215			399,019	455,066
Other Countries	2220			715,229	842,828

Thousand euros

VII. AVERAGE NUMBER OF EMPLOYEES DURING THE YEAR

		NON-CONSOLIDATED Curr. Year	NON-CONSOLIDATED Prev. Year	CONSOLIDATED Curr. Year	CONSOLIDATED Prev. Year
TOTAL PERSONS EMPLOYED	3000	62	68	13,480	11,655

VIII) BUSINESS DEVELOPMENT

CORPORACION MAPFRE and its subsidiaries had an outstanding fiscal year in 2003. In Spain, direct Non-life insurance premiums grew 21.1% vs. 9.4% for the market as a whole (Source: ICEA), while third-party funds managed by MAPFRE VIDA and its subsidiaries increased by 11.3% (not including MUSINI VIDA). The results of CORPORACION MAPFRE exceeded by a wide margin the targets set for 2003.

- **REVENUES**

In 2003, the total revenues of CORPORACION MAPFRE and its subsidiaries reached € 6,693.0 million, with the following breakdown by business line:

TOTAL REVENUES
(Million euros)

	2003	2002	% Var. 03/02
Companies operating primarily in Spain			
Direct insurance premiums: Non-life	1,776.1	1,467.1	**21.1%**
Direct insurance premiums: Life	1,644.9	2,226.9	**-26.1%**
Income from investments	834.0	678.9	**22.8%**
Other income from consolidated companies	38.7	30.7	**26.1%**
Brokerage and fund management (*)	70.4	70.6	**-0.3%**
Real estate management and development (*)	49.2	34.6	**42.2%**
Other equity-accounted companies	24.7	18.7	**32.1%**
Cumulative Subtotal	4,438.0	4,527.5	**-2.0%**
Companies operating primarily abroad			
Direct insurance premiums: Non-life	1,204.0	1,310.2	**-8.1%**
Direct insurance premiums: Life	39.8	39.4	**1.0%**
Accepted reinsurance premiums	866.3	760.1	**14.0%**
Assistance premiums and other income	207.7	180.4	**15.1%**
Income from investments	243.8	357.1	**-31.7%**
Other income (**)	50.8	41.1	**23.6%**
Cumulative Subtotal	2,612.4	2,688.3	**-2.8%**
Total cumulative income	7,050.4	7,215.8	**-2.3%**
Intra-group transactions eliminated upon consolidation	-357.4	-271.3	**31.7%**
TOTAL CONSOLIDATED INCOME	**6,693.0**	**6,944.5**	**-3.6%**

(*) Equity-accounted
(**) Includes income from companies equity accounted

Total consolidated revenues decreased by 3.6%, while revenues from fully consolidated companies decreased by 4.4%. These figures were negatively affected by the appreciation of the euro against the US dollar and the Latin American currencies, as well as by the conclusion of the process of externalisation of corporate pension commitments in Spain.

According to the figures published by ICEA, in 2003 SISTEMA MAPFRE, to which CORPORACIÓN MAPFRE belongs, held market shares in Spain of 9.7% in the Life business and 17.3% in the Non-Life business, against 8.5% and 15.5%, respectively. In 2002 the companies fully consolidated into CORPORACIÓN MAPFRE held as a whole a 9.0% share of the Spanish insurance market, including MUSINI (9.7% in the Life business and 8.6% in the Non-Life business).

The shares of the American subsidiaries of CORPORACIÓN MAPFRE in their respective Non-life markets (2002 figures) ranged between 2.8% in Colombia and 11.3% in Venezuela. As a whole, they held a share of approximately 5% of the total premiums of the markets and territories in which they operate.

Companies operating primarily in Spain

The gross written and accepted premiums of these companies, which are grouped under MAPFRE-CAJA MADRID Holding de Entidades Aseguradoras, S.A., evolved as follows:

CONSOLIDATED WRITTEN AND ACCEPTED PREMIUMS			
	Million euros		
	2003	2002	% Var 2003/2002
LIFE INSURANCE OPERATING UNIT	**1,651.4**	**2,229.6**	**-25.9%**
MAPFRE Vida	1,622.4	2,229.6	-27.2%
MUSINI Vida[1]	29.0		
GENERAL INSURANCE OPERATING UNIT	**895.9**	**786.6**	**13.9%**
MAPFRE Seguros Generales	525.4	443.8	18.4%
MAPFRE Guanarteme	179.9	155.3	15.8%
MAPFRE Finisterre	190.6	187.5	1.7%
COMMERCIAL INSURANCE OPERATING UNIT	**596.6**	**431.7**	**38.2%**
MAPFRE Industrial	444.3	346.4	28.3%
MAPFRE Caución y Crédito	104.6	85.3	22.6%
MUSINI, S.A[1]	47.7	--	--
MAPFRE Caja Salud	**277.1**	**246.1**	**12.6%**
TOTAL	**3,421.0**	**3,694.0**	**-7.4%**

(1) The consolidated premiums of MUSINI Vida and MUSINI, S.A. shown above correspond to the last quarter of fiscal year 2003.

The total gross written and accepted premiums figure includes those of the Portuguese branches of MAPFRE VIDA (€ 38.4 million) and MAPFRE CAUCIÓN Y CREDITO (€ 7.4 million)

The following table shows a breakdown of written and accepted premiums by line of business:

WRITTEN AND ACCEPTED PREMIUMS	Million euros		
	2003	2002	% Var. 2003/2002
Motor (MAPFRE Guanarteme)...................	131.7	114.5	15.0%
Health	277.1	246.1	12.6%
Multi-peril	1,049.5	825.6	27.1%
Other Non-life...............................	317.8	280.9	13.1%
TOTAL NON-LIFE	**1,776.1**	**1,467.1**	**21.1%**
Life Risk	142.5	121.9	16.9%
Life Savings	1,502.4	1,784.6	-15.8%
Externalisations		320.4	---
TOTAL LIFE	**1,644.9**	**2,226.9**	**-26.1%**
TOTAL	**3,421.0**	**3,694.0**	**-7.4%**

The breakdown of the premiums written and accepted by the most representative subsidiaries through the agents channel and the Caja Madrid bank channel are shown in the following table:

WRITTEN AND ACCEPTED PREMIUMS	Million euros		
	2003	2002	% Var. 2003/2002
AGENTS CHANNEL	**2,451.4**	**2,177.3**	**12.6%**
MAPFRE Vida (w/o externalisations)	829.7	794.3	4.5%
MAPFRE Seguros Generales	838.8	739.9	13.4%
MAPFRE Industrial	413.7	320.8	29.0%
MAPFRE Caja Salud	265.5	237.2	11.9%
MAPFRE Caución y Crédito	103.7	85.1	21.9%
CAJA MADRID BANK CHANNEL.............	**922.0**	**1,196.3**	**-22.9%**
MAPFRE Vida (w/o externalisations)	821.7	1,114.9	-26.3%
MAPFRE Seguros Generales	57.2	46.7	22.5%
MAPFRE Industrial	30.6	25.6	19.5%
MAPFRE Caja Salud	11.6	8.9	30.3%
MAPFRE Caución y Crédito	0.9	0.2	350.0%

The following table shows the evolution of the funds managed by MAPFRE VIDA and its subsidiaries:

FUNDS MANAGED BY MAPFRE VIDA (1) (million euros)			
	2003	**2002**	**% Var. 03/02**
Regular premiums insurance	3,311.4	3,102.3	6.7%
Single premiums insurance	6,399.4	5,879.7	8.8%
Life insurance-Risk	102.9	78.6	30.9%
Total Mathematical reserves	9,813.7	9,060.6	8.3%
Other reserves	163.6	125.5	30.4%
TECHNICAL RESERVES	9,977.3	9,186.1	8.6%
MUTUAL FUNDS	2,340.7	1,968.7	18.9%
PENSIONS FUNDS(2)	853.0	679.3	25.6%
THIRD-PARTY FUNDS UNDER MANAGEMENT	13,171.0	11,834.1	11.3%
MUSINI VIDA: THIRD-PARTY FUNDS UNDER MANAGEMENT	1,148.7		---
SHAREHOLDERS' EQUITY	403.9	373.9	8.0%
TOTAL FUNDS UNDER MANAGEMENT	14,723.6	12,208.0	20.6%
MUSINI, S.A.: LIFE INSURANCE RESERVE	428.1		---
TOTAL FUNDS UNDER MANAGEMENT, LIFE AND SAVING BUSINESS	15,151.7	12,208.0	24.1%

(1) Figures include the Life insurance technical reserves of MUSINI, S.A., which will not be transferred to MAPFRE VIDA during fiscal year 2004.

(2) Pension funds figures do not include defined benefit funds entered into through a Life insurance contract.

Defined benefit pension funds, which were entered into through Life insurance policies, amounted to € 704.3 million (€ 663.8 million in 2002). They are included in the mathematical provisions of the Life insurance business.

Companies operating primarily abroad

Premiums written by Units and Companies whose activity is primarily international evolved as follows:

CONSOLIDATED PREMIUMS	Million euros	
	2003	2002
DIRECT INSURANCE		
MAPFRE AMERICA (countries)		
Argentina	139.2	94.1
Brazil	223.5	236.0
Chile	79.0	75.1
Colombia	37.1	40.6
El Salvador	27.9	33.6
Mexico	306.8	352.8
Paraguay	6.9	7.3
Peru	21.2	26.6
Puerto Rico and Florida	200.6	222.1
Uruguay...	6.9	13.4
Venezuela	186.8	239.5
Subtotal	**1,235.9**	**1,341.1**
OTHER COUNTRIES		
MAPFRE ASIAN (The Philippines)	7.9	8.6
Total Direct Insurance	**1,243.8**	**1,349.7**
ACCEPTED REINSURANCE (REINSURANCE OPERATING UNIT)	**866.4**	**760.1**
ASSISTANCE (ASSISTANCE OPERATING UNIT)	**131.3**	**127.5**
TOTAL CUMULATIVE PREMIUMS	**2,241.5**	**2,237.3**
Intra-group transactions eliminated upon consolidation	-347.8	-284.0
TOTAL CONSOLIDATED PREMIUMS	**1,893.7**	**1,953.3**

The breakdown by business line of the direct insurance premiums written by the Units and Companies whose activity is primarily international is shown in the following table:

WRITTEN PREMIUMS	Million euros		
	2003	2002	% Var. 2003/2002
Motor	633.6	744.9	-14.9%
Health and accidents	150.5	175.6	-14.3%
Rest Non-Life	419.9	389.8	7.7%
TOTAL NON-LIFE	**1,204.0**	**1,310.3**	**-8.1%**
TOTAL LIFE	**39.8**	**39.4**	**1.0%**
TOTAL	**1,243.8**	**1,349.7**	**-7.8%**

The direct insurance companies grouped under MAPFRE AMÉRICA, except for El Salvador and Uruguay, recorded an increase in their respective premiums figures expressed in local currency, ranging from 7.9% in Puerto Rico to 58.3% in Argentina. The weighted average premium growth in local currency in 2003 was 22.4%. Nevertheless, premiums expressed in euros decreased 7.8% with respect to the previous year, as a consequence of the appreciation of the euro against the US dollar and the local currencies of the countries in which they operate.

MAPFRE RE and its subsidiaries recorded consolidated premiums of € 866.4 million, a 14.0% increase. Net written premiums amounted to € 579.5 million, equivalent to a retention rate of 66.9%. The breakdown of total premiums by geographical area was as follows: 46% from Spain; 28% from Europe; 14% from Latin América; 9% from the United States; and the balance from other areas. MAPFRE REINSURANCE CORPORATION (New Jersey) recorded a total premiums volume of € 74.4 million.

The total revenues (premiums and revenues from the sale of services) of MAPFRE ASISTENCIA and its subsidiaries reached € 238.4 million. This figure, which includes revenues from equity-accounted subsidiaries, represents a 15.7% increase over the previous year. The breakdown by geographical area was as follows: 36% from Spain; 32% from Latin América; 18% from other European countries; 12% from the United States; and 2% from other areas.

The total premiums of MAPFRE ASIAN decreased by 8.1% in euros, despite a 17.4% increase in local currency.

- **MANAGEMENT RATIOS**

In accordance with internationally accepted practices, the soundness of the Non-life technical result is measured through the combined ratio, which is obtained dividing total claims and expenses by net premiums earned. In 2003, the consolidated Non-Life combined ratio of CORPORACIÓN MAPFRE was 96.5%, against 101.3% in the previous fiscal year.

The evolution of the main management ratios of the Non-life insurance subsidiaries of CORPORACIÓN MAPFRE is shown in the following table, which provides the percentage of total expenses and claims incurred over premiums earned, before reinsurance. The columns to the right show the combined ratios of the subsidiaries (total expenses, and claims incurred over premiums earned, net of reinsurance)

MANAGEMENT RATIOS

	% GROSS EXPENSE RATIO (1)		% GROSS LOSS RATIO (2)		% COMBINED RATIO (3)	
	31.12.03	31.12.02	31.12.03	31.12.02	31.12.03	31.12.02
MAPFRE SEGUROS GENERALES (4)	30.2	30.2	64.0	61.9	95.1	92.2
MAPFRE INDUSTRIAL	21.1	19.8	60.3	65.9	93.0	93.2
MAPFRE CAUCIÓN Y CRÉDITO (5)	26.2	27.5	60.8	69.8	85.3	102.1
MAPFRE CAJA SALUD	17.0	17.0	80.6	80.4	97.6	97.4
MAPFRE RE	31.5	31.6	55.2	57.0	92.5	98.3
MAPFRE ASISTENCIA (5)	17.1	15.5	74.5	74.6	91.3	90.2
MAPFRE AMÉRICA	28.9	32.1	59.8	69.3	102.2	112.5
CORPORACION MAPFRE	26.5	28.5	62.6	66.0	96.5	101.3

(1) (Acquisition expenses + administration expenses + profit sharing and returns – other technical income + other technical expenses)/Gross premiums earned
(2) (Gross claims incurred + variation of other technical reserves)/Gross premiums earned.
(3) (Net claims incurred + variation of other technical reserves + net operating expenses + profit sharing and returns – other technical income + other technical expenses)/Net premiums earned.
(4) Excluding its subsidiary MAPFRE INDUSTRIAL.
(5) Given the importance of services activities for these subsidiaries, their expense ratios are adjusted to include net other non-technical income.

- **RESULTS**

Consolidated result after tax reached € 228.2 million, a 19.2% increase over the previous year. Consolidated result after tax and minority shareholders reached € 141.3 million, a 24.6% increase over the previous year. Earnings per share reached € 0.78. The following table provides a breakdown of the consolidated result by business area:

CONSOLIDATED RESULTS
(Million euros)

	31.12.03	31.12.02	% Var. 03/02
FULLY CONSOLIDATED SUBSIDIARIES			
Companies operating primarily in Spain			
Direct Insurance	240.2	199.9	20.2%
Other			
Subtotal	240.2	199.9	20.2%
Companies operating primarily abroad			
Direct Insurance	53.2	56.5	-5.8%
Accepted reinsurance	42.2	30.9	36.6%
Assistance	7.2	5.3	35.8%
Other	0.6	-1.5	—
Subtotal	103.2	91.2	13.2%
EQUITY-ACCOUNTED SUBSIDIARIES			
Brokerage and fund management	21.4	19.9	7.5%
Real estate management and development	5.8	3.5	65.7%
Other	-0.1	0.5	—
Total result from subsidiaries	370.5	315.0	17.6%
Amortisation of goodwill and portfolio acquisition costs	-30.3	-37.6	-19.4%
Holding company results (non-consolidated)	22.0	-39.1	—
Consolidation adjustments	-41.6	20.7	—
Result before tax and minority interests	**320.6**	**259.0**	23.8%
Tax	-92.4	-67.6	36.7%
Result after tax	**228.2**	**191.4**	19.2%
Result attributable to minority interests	-86.9	-78.0	11.4%
Result after tax and minority interests	**141.3**	**113.4**	24.6%
Adjusted earnings per share (euros)	**0.78**	**0.62**	24.6%

Figures in million euros

Taxes for fiscal year 2003 were reduced by a € 8.9 million adjustment relating to changes in the composition of the tax group occurred in 2002. This positive effect is not expected to be repeated in coming fiscal years.

MUSINI, S.A. and MUSINI VIDA, S.A., which were acquired in the last quarter of 2003, earned over that period a net profit of € 6.3 million. After the share of minority shareholders in

MAPFRE CAJA MADRID HOLDING and goodwill amortisation, they contributed € 2.9 million to the net result of CORPORACIÓN MAPFRE after tax and minority interests.

The contribution of subsidiaries to the consolidated result varied as follows with respect to 2002:

RESULTS OF SUBSIDIARY COMPANIES
(Million euros)

	Before tax, minority interests, and amortisation of goodwill and portfolio acquisition costs		After tax, minority interests, and amortisation of goodwill and portfolio acquisition costs	
	2003	2002	2003	2002
FULLY CONSOLIDATED SUDSIDIARIES				
Companies operating primarily in Spain				
LIFE OPERATING UNIT				
MAPFRE Vida	117.5	103.1	81.9	75.9
MUSINI Vida	6.2	---	4.1	---
GENERAL INSURANCE OPERATING UNIT				
MAPFRE Seguros Generales	47.4	39.5	24.5	17.7
MAPFRE Guanarteme	21.0	20.7	14.2	13.6
MAPFRE Finisterre	15.8	16.4	8.1	9.0
COMMERCIAL INSURANCE OPERATING UNIT				
MAPFRE Industrial	27.6	18.6	17.8	12.1
MAPFRE Caución y Crédito	9.9	7.1	6.1	4.6
MUSINI S.A.	2.8	---	2.2	---
MAPFRE Caja Salud	14.5	13.8	7.7	7.1
Companies operating primarily abroad				
MAPFRE América	52.0	56.3	37.8	26.5
MAPFRE RE	42.2	30.9	29.1	22.7
MAPFRE Asistencia	7.2	5.3	3.8	3.8
Others	1.9	-1.3	1.5	-1.6
Equity-accounted subsidiaries (2)				
MAPFRE INMUEBLES	9.1	5.7	5.8	3.5
GESMADRID	4.7	5.0	3.0	3.2
CAJA MADRID PENSIONES	1.3	1.3	0.8	0.8
CAJA MADRID BOLSA	1.4	0.9	0.9	0.6

(1) Includes the results of MAPFRE INVERSION and MAPFRE VIDA PENSIONES, which are accounted for by the equity method.
(2) Without its subsidiary MAPFRE INDUSTRIAL, which is shown as part of the Commercial Insurance Operating Unit.
(3) Consolidated in proportion to the percentage of ownership in each company.

The breakdown by geographical area of the net consolidated result of CORPORACIÓN MAPFRE is shown in the following table:

PROFIT BY GEOGRAFICAL AREA		
	Gross results (1)	**Net result** (2)
Spain	77.7%	64.1%
North America	10.3%	17.1%
South America	10.2%	16.5%
Other countries	1.8%	2.3%

(1) Profit before amortisation of goodwill and portfolio acquisition costs, taxes and minorities

(2) Profit after amortisation of goodwill and portfolio acquisition costs, taxes and minorities

- **CONSOLIDATED SHAREHOLDERS' EQUITY**

Total consolidated equity amounted to € 1,764.2 million, against € 1,701.1 million at the end of 2002. The year-on-year variation sums up the positive impact from the results of subsidiaries, as well as the negative impact from the appreciation of the euro against the US dollar and the Latin American currencies. Of the total equity amount detailed above, € 675.7 million correspond to the holdings of minority shareholders in subsidiaries, and € 1,088.5 million to the shareholders of CORPORACIÓN MAPFRE. Consolidated shareholders' equity per share amounted to € 6.0 at year-end.

The consolidated shareholders' equity, expressed in euros, of MAPFRE AMÉRICA and its subsidiaries decreased during 2002 by € 34.3 million, due to the appreciation of the euro against the US dollar and the Latin American currencies.

The decrease in the consolidated equity of MAPFRE AMÉRICA does not imply a weaker solvency of its subsidiaries, as all their liabilities are reduced by the same proportion, nor does it have an impact on the consolidated result of CORPORACIÓN MAPFRE. However, it does require to increase by € 29.8 million the provision against investment depreciation in the non-consolidated balance sheet.

The return on average equity of CORPORACIÓN MAPFRE reached 13.0%. The return on average equity of its main subsidiaries is shown in the following table:

MAIN SUBSIDIARIES RETURN ON EQUITY (ROE) (1)

	2003			2002
	Average shareholders' equity	**Net result**	**ROE % (1)**	**ROE % (1)**
CORPORACIÓN MAPFRE	1,082.7	141.3	13.0	10.1
MAPFRE CAJA MADRID Holding				
MAPFRE VIDA	388.9	86.0	22.1	21.0
MAPFRE SEGUROS GENERALES [(2)]	198.7	46.8	23.5	20.1
EMPRESAS				
- MAPFRE INDUSTRIAL	46.8	17.8	38.0	29.2
- MAPFRE CAUCIÓN Y CRÉDITO	18.5	6.1	32.9	25.9
MAPFRE CAJA SALUD	87.3	7.7	8.8	8.8
MAPFRE AMÉRICA	517.9	37.8	7.3	4.8
MAPFRE RE	296.3	29.1	9.8	8.5
MAPFRE ASISTENCIA	57.3	3.8	6.6	7.6

(1) Net result after taxes and minority interests/ Average shareholders' equity
(2) Without its subsidiary MAPFRE Industrial

- **INVESTMENTS AND FINANCING**

Direct investments of CORPORACIÓN MAPFRE

During fiscal year 2003, CORPORACIÓN MAPFRE made investments in group and affiliate companies totalling € 176,1 million, the most significant of which were the following:

- Capital increase at MAPFRE RE, to which CORPORACIÓN MAPFRE contributed € 23.8 million in cash and the ownership of a unique property located in Paseo de Recoletos 25, Madrid, valued at € 30.0 million.

- A € 104.6 million investment in MAPFRE CAJA MADRID HOLDING DE ENTIDADES ASEGURADORAS, which allowed this company to fund the acquisition of MUSINI, S.A. The investment referred to above was effected by means of a € 51 million contribution to a capital increase, and of a € 53.6 million loan at market terms. MAPFRE CAJA MADRID HOLDING obtained the balance of its funding from minority shareholder CORPORACIÓN CAJA MADRID.

- A € 40 million investment in MAPFRE ASISTENCIA, € 17.0 million of which as capital increases, and € 23.0 million as loans at market terms. These outlays have allowed this company to carry out several investments and acquisitions.

- A number of smaller investments, including the purchase from minority shareholders of a 40% shareholding in Philippine subsidiary MAPFRE ASIAN (€ 3.0 million), the transfer of a 10% shareholding in QUAVITAE, a company specialised in services for the Third Age, from MAPFRE ASISTENCIA to CORPORACIÓN MAPFRE (€ 3.1 million), and the capital increase of PROGRESS ASSICURAZIONI, S.p.A. (€ 1.5 million).

A new capital increase at MAPFRE RE, which will be carried out at a premium for a total amount of € 150 million, was announced in December to support the strong growth of this Operating Unit. This investment will be made during the first four months of 2004.

Investments made by subsidiaries

The bids made by MAPFRE CAJA MADRID HOLDING, a subsidiary in which CORPORACIÓN MAPFRE has a 51% stake, were selected by SEPI as the winners in the privatisation process of MUSINI, S.A. and MUSINI VIDA. MAPFRE CAJA MADRID HOLDING therefore acquired 98.07% of MUSINI, S.A. and 100% of MUSINI VIDA for a total price of € 298.5 million (€ 198.3 million for MUSINI, S.A. and € 100.2 million for MUSINI VIDA). The net accounting value of these shareholdings as of 30 September 2003 was € 262.7 million.

MAPFRE GUANARTEME acquired own shares equivalent to 22.5% of its share capital for an amount of € 38.4 million. These shares, which were held by minority shareholders, were later amortised, thus raising the shareholding of MAPFRE SEGUROS GENERALES in MAPFRE GUANARTEME to 100% as of 31.12.03.

MAPFRE ASISTENCIA made two acquisitions:

- 100% of the share capital of the group of companies denominated ROAD AMÉRICA MOTOR CLUB for an initial amount of USD 18 million, and a complementary payment based on the results these businesses will generate over the next three years;

- NUOVI SERVIZI AUTO, S.p.A., an Italian company specialised in warranty extension services for second-hand vehicles, and its Irish reinsurance subsidiary GENERAL SERVICES REINSURANCE Ltd., for a total amount of € 12.1 million.

MAPFRE AMÉRICA acquired from minority shareholders an 18.1% stake in MAPFRE PERÚ Compañía de Seguros y Reaseguros, S.A. for USD 1.1 million (approx. € 1 million), increasing its shareholding in this subsidiary to 98.9%.

MAPFRE USA acquired CANADA LIFE INSURANCE COMPANY OF PUERTO RICO, specialised in Life, Accidents and Health insurance, for a price of USD 7.0 million. This company, which carries out its business activities in Puerto Rico and the US Virgin Islands, recorded premiums of USD 37.2 million and shareholders' funds of USD 5.1 million as of 31.12.02. This transaction was concluded in January 2004.

MAPFRE USA CORPORATION (a company based in Puerto Rico, in which CORPORACION MAPFRE holds indirectly a controlling stake) has agreed to sell to MAPFRE MUTUALIDAD (the controlling shareholder of CORPORACION MAPFRE) 100% of the share capital of MAPFRE CORPORATION OF FLORIDA. The acquisition price will be set on the basis of an objective valuation, which will be carried out by independent experts. MAPFRE MUTUALIDAD intends to use this company for a long-term development project of the Motor insurance business in the U.S.A.

Financing

All aforementioned investments were financed in part with bank loans. As of 31.12.03, consolidated debts with financial institutions amounted to € 160.2 million, against € 21.7 million at the end of the previous year. These debts were complemented by the long-term funding obtained from the € 275 million bond issuance carried out in July 2001.

- **STAFF**

CORPORACION MAPFRE, its subsidiaries and affiliates had a payroll of 13,868 employees at the end of 2003, compared to 12,376 employees the previous year. Additional personnel have been taken on in a number of countries due to business growth.

The total staff figure breaks down between 5,624 employees in Spain and 8,244 in other countries, the largest payrolls being in Brazil (1,836), Mexico (1,310), Venezuela (1,138), Argentina (860), Puerto Rico (625), Colombia (570) and Chile (473).

- **TARGETS**

CORPORACIÓN MAPFRE has met and exceeded the targets it had set itself for fiscal year 2003. The company, in line with the approach followed the previous year, has set tself the following targets for the 2004-2006 period, which assume the present structure of the consolidated group:

- Achieve an annual increase of over 10% in Non-life insurance premiums, and of around 8% in funds under management in Life insurance and long-term savings products.

- Maintain a positive technical result in the insurance and reinsurance businesses (combined ratio equal to, or lower than 100% in Non-life insurance).

- Keep the return on equity above 10%, and increase earnings per share.

- Achieve an average annual increase in net results equal to, or greater than 10%.

- **Results of SISTEMA MAPFRE**

CORPORACIÓN MAPFRE is a subsidiary of MAPFRE MUTUALIDAD, the leading Motor insurer in Spain, which owns 55.2% of its share capital. Together with their respective subsidiaries they form SISTEMA MAPFRE, which in 2003 reached total revenues of € 9,249.6 million, a 0.6% decrease over the previous year, and a net consolidated profit after taxes and minority interests of € 298.6 million, a 45.0% increase. The consolidated profit and loss account of SISTEMA MAPFRE is shown in the following table:

RESULTS OF SISTEMA MAPFRE	2002	2003	% Var. 03/02
DIRECT INSURANCE AND ACCEPTED REINSURANCE			
Premiums earned	7.373,0	7.284,4	-1,2%
Claims	-4.595,2	-4.979,2	8,4%
Other technical expenses	-2.723,4	-2.131,8	-21,7%
RESULT, DIRECT INSURANCE AND ACCEPTED REINSURANCE	**54,4**	**173,4**	**218,8%**
ACCEPTED AND RETROCEDED REINSURANCE	0,0	0,0	0
Premiums and variations in the unearned premiums reserve	-575,7	-680,6	18,2%
Claims paid and variations in the provision for claims	255,0	278,0	9,0%
Variations in other provisions, commissions and participations	112,2	136,2	21,4%
RESULT, ACCEPTED AND RETROCEDED REINSURANCE	**-208,5**	**-266,4**	**27,8%**
INVESTMENT RESULT	**718,2**	**872,1**	**21,4%**
OTHER TECHNICAL RESULTS	**-95,4**	**-108,8**	**14,0%**
RESULT OF THE LIFE AND NON-LIFE TECHNICAL ACCOUNTS	**468,6**	**670,3**	**43,0%**
NON-TECHNICAL ACCOUNT			
Investment income and expenses	32,6	39,1	19,9%
Goodwill amortisation	-27,4	-29,5	7,7%
Other non-technical income and expenses	-39,5	-58,5	48,1%
Extraordinary results	5,6	-15,4	-375,0%
RESULT, NON-TECHNICAL ACCOUNT	**-28,7**	**-64,3**	**124,0%**
RESULT BEFORE TAX AND MINORITY INTERESTS	**439,9**	**606,0**	**37,8%**
RESULT AFTER TAX	**327,0**	**446,4**	**36,5%**
RESULT ATTRIBUTABLE TO MAPFRE MUTUALIDAD	**205,9**	**298,6**	**45,0%**

Non-life ratios (% of net premiums earned)	2002	2003
Gross expense ratio(1)	22,7%	21,1%
Gross loss ratio(1)	69,9%	67,5%
Non-life combined ratio(2)	96,2%	92,6%

(1) As a percentage of gross premiums earned
(2) As a percentage of net premiums earned

Figures in million euros

Additional information

A presentation for analysts and investors, that complements and completes the information contained herein, is simultaneously being released (accessible at www.mapfre.com).

IX. DIVIDENDS DISTRIBUTED DURING THE PERIOD

		% based on nominal	Euros Per Share	Amount (thousand euros)
1. Ordinary Shares	3100	42.0	0.21	38,128
2. Preference Shares	3110	--	--	--
3. Non-voting Shares	3120	--	--	--

Further information on dividend payments (interim, supplementary, etc.)

The following dividends were paid in the fiscal year:

- Supplementary dividend, paid out of results from previous years pending application on 2 June 2003. Shares numbered 1 to 181,564,536 collected € 0.10 gross per share.
- Interim dividend, paid out of the results for fiscal year 2003 on 14 November 2003. Shares numbered 1 to 181,564,536 collected € 0.11 gross per share.

CORPORACIÓNMAPFRE

Year 2003 results

MAPFRE



London, 19 February 2004

Section I Key facts

Section II Analysis of results

Appendix

Calendar and contacts

Year 2003

- CORPORACIÓN MAPFRE and its subsidiaries had another outstanding year:
  - Funds managed by MAPFRE VIDA and its subsidiaries in Life insurance, mutual funds and pension funds grew 11.3% (not including MUSINI VIDA);
  - Direct Non-life insurance premiums in Spain grew 21.1%, vs. 9.4% for the market as a whole (Source: ICEA);
  - MAPFRE AMÉRICA increased its net profit by 46.2% and all its subsidiaries made a profit;
  - MAPFRE RE booked a net profit of € 29.1 million, a 28.2% increase.

- Results exceeded targets by a wide margin:
  - The consolidated combined ratio decreased to 96.5%;
  - The net result reached € 141.3 million, a 24.6% increase;
  - The ROE rose to 13%;
  - Earnings per share were 0.78 euros.

Corporación Mapfre:
Key facts of the year 2003

MAPFRE

- MAPFRE CAJA MADRID HOLDING acquired MUSINI, S.A. and MUSINI VIDA from SEPI.

- The shares of CORPORACIÓN MAPFRE have been included in two highly regarded stock market indices:
  - The IBEX 35, which contains the most liquid shares listed on the Spanish Stock Exchanges
  - The Dow Jones Stoxx Insurance, which is composed by the shares of the biggest listed insurance companies of 18 European countries

- As a consequence of the upgrades given by the rating agencies to SISTEMA MAPFRE:
  - AM Best assigned a 'aa-' rating with a positive outlook to the bonds issued by CORPORACIÓN MAPFRE
  - Standard & Poor's raised to 'AA-' its long-term counterparty credit and senior unsecured debt ratings on CORPORACIÓN MAPFRE, with a stable outlook

Estimated market share in Spain in 2003: Total Direct insurance


14.0%
5.0%
9.0%
5.6%
5.5%
4.3%
4.1%
3.9%
3.6%
3.3%
3.2%
3.0%
MAPFRE
GENERALI
ALLIANZ
AVIVA
CAIFOR
AXA
ZURICH
CASER
BBVA SEGUROS
WINTERTHUR
CORPORACIÓN MAPFRE
MAPFRE MUTUALIDAD

Source: ICEA

Estimated market share in 2003: Non-life insurance

MAPFRE



17.3%
8.7%
8.6%
7.0%
4.9%
4.9%
4.4%
4.1%
3.4%
3.2%
3.0%
2.9%
MAPFRE
ALLIANZ
GENERALI
AXA
ZURICH
WINTERTHUR
CASER
MUTUA MADRILEÑA
CATALANA OCCIDENTE
ADESLAS
CORPORACIÓN MAPFRE
MAPFRE MUTUALIDAD

Source: ICEA

Estimated market share in Spain in 2003: Life insurance premiums


10.0%
9.7%
9.0%
7.0%
6.7%
4.2%
4.1%
4.0%
3.5%
3.0%
AVIVA
CORPORACIÓN MAPFRE
CAIFOR
BBVA SEGUROS
GENERALI
BANSABADELL VIDA
IBERCAJA
ASCAT VIDA
ALLIANZ
CASER

Source: ICEA

Estimated market share in Spain in 2003: Life insurance technical reserves


11.3%
10.6%
8.0%
5.9%
4.9%
4.8%
3.8%
3.0%
2.8%
2.6%
CAIFOR
CORPORACIÓN MAPFRE
BBVA SEGUROS
GENERALI
AVIVA
SCH SEGUROS
ALLIANZ
CASER
AXA
ZURICH

Source: ICEA

Premium growth[1]

	1999	2000	2001	2002	**2003**	% 03/02	99 - 03 CAGR
MAPFRE VIDA	1,401.9	2,394.5	2,647.0	2,229.6	**1,651.4**	-25.9%	4.2%
MAPFRE VIDA w/o externalisations	1,401.9	1,510.4	1,786.2	1,909.2	**1,651.4**	-13.5%	4.2%
- MUSINI VIDA	52.9	149.4	381.1	347.8	**48.8**	—	-2.0%
- MUSINI, S.A. (Life)[2]	46.5	43.1	49.7	50.1	**53.7**	7.2%	3.7%
MAPFRE SEGUROS GENERALES	533.3	621.5	702.1	786.6	**895.9**	13.9%	13.8%
CORPORATE INSURANCE UNIT							
- MAPFRE INDUSTRIAL	129.9	148.5	203.4	346.4	**444.3**	28.3%	36.0%
- MAPFRE CAUCIÓN Y CRÉDITO	50.2	60.9	70.7	85.3	**104.6**	22.6%	20.2%
- MUSINI, S.A.(Non- Life) [2]	124.7	133.8	186.1	370.1	**339.2**	-8.3%	28.4%
MAPFRE CAJA SALUD	159.4	191.7	219.3	246.1	**277.1**	12.6%	14.8%
MAPFRE AMERICA	1,043.8	1,328.3	1,516.5	1,341.1	**1,235.9**	-7.8%	4.3%
MAPFRE RE	542.0	606.3	687.9	760.1	**866.4**	14.0%	12.4%
MAPFRE ASISTENCIA (Total income)	157.9	196.6	222.4	206.0	**238.4**	15.7%	10.8%
CORPORACION MAPFRE	2,723.3	4,202.4	5,789.2	5,647.3	**5,314.8**	-5.9%	18.2%

1) Premiums from acquired companies are included independently of the date of their acquisition.

2) Figures taken from the individual (non-consolidated) accounts of MUSINI, S.A.

Million euros

Combined ratio: trend[1]


106.1%
105.0%
104.2%
103.3%
102.2%
100.9%
101.3%
99.3%
96.5%
94.7%
1999
2000
2001
2002
2003
Present calculation method
Previous calculation method

1) (Net claims incurred + variation of other technical reserves + net operating expenses + profit sharing and returns – other technical income + other technical expenses) / Net premiums earned. Figures relative to the Non-life Technical account. The explanation of the changes in the calculation method are found in the Appendix.

ROE: trend[(1)]

MAPFRE


13.0%
10.1%
9.1%
8.4%
7.9%
1999
2000
2001
2002
2003

1) Net result after tax and minority interests/ average shareholders' equity. As a consequence of the appreciation of the euro against the US dollar and the Latin American currencies, average shareholders' equity was reduced by € 82.5 million in 2003 and € 223.7 million in 2002. Excluding these effects, the theoretical ROE would have been 9.2% in 2002 and 10.5% in 2003.

Key figures

	1999	2000	2001	2002	**2003**	% 03/02
Non-Life repremiums	2,004.2	2,499.3	3,128.9	3,357.0	**3,599.4**	7.2%
Life premiums	719.2	1,703.1	2,660.3	2,290.3	**1,715.4**	-25.1%
Net income, group share	69.9	91.9	96.2	113.4	**141.3**	24.6%
Total assets	7,031.0	11,205.3	14,020.7	15,237.7	**19,074.4**	25.2%
Funds under management [1]	8,612.9	12,488.5	14,857.0	15,963.9	**19,881.4**	24.5%
Shareholders' equity	906.4	1,120.8	1,161.9	1,076.9	**1,088.5**	1.1%
Financial debt [2]	82.2	79.2	350.8	296.7	**435.2**	46.7%
Market capitalisation (at year end)	987.7	1,228.6	1,182.0	1,403.5	**2,039.0**	45.3%
Shares [3]	181,564,536	181,564,536	181,564,536	181,564,536	**181,564,536**	---
PER	14.1	13.4	12.3	12.4	**14.4**	16.1%
Earnings per share [3]	0.39	0.51	0.53	0.62	**0.78**	24.6%
Dividend per share [3]	0.18	0.19	0.19	0.19	**0.21**	10.5%
Employees	11,049	10,142	11,284	12,376	**13,868**	12.1%
N/L Loss ratio [4]	76.8%	74.6%	72.4%	70.5%	**67.8%**	
N/L Expense ratio [4]	29.3%	29.6%	29.8%	30.8%	**28.7%**	
N/L Combined ratio [4]	106.1%	104.2%	102.2%	101.3%	**96.5%**	
ROE	7.9%	9.1%	8.4%	10.1%	**13.0%**	

1) Includes: mutual and pension funds (excluding defined benefit plans), mathematical reserves, technical reserves, provisions for risks and expenses, deposits received on ceded reinsurance, dues on transactions in preparation of insurance policies, and shareholders' equity. It does not include funds managed by CAJA MADRID's asset management subsidiaries
2) Debt increase due to the issuance of simple debentures for an amount of € 275 million in July 2001
3) Adjusted for the 3-for-1 split realised in September 2001
4) Net of reinsurance

Million euros

Evolution of the share price

- In 2003, the CORPORACIÓN MAPFRE share stood out once more among all listed European insurance shares, recording one of the highest appreciations in absolute terms (+45.3%)

- This appreciation adds up to those accumulated over the previous three years:
  - 2002: +18.7%
  - 2001: -3.8%
  - 2000: +24.4%

- This performance reflects the acknowledgement by investors of a number of key features of SISTEMA MAPFRE as a whole:
  - Leading position in the Spanish market;
  - A positive technical result;
  - The consolidation of the improvement in the international operations;
  - A prudent investment policy, with a high-quality and low-risk investment portfolio;
  - A strong consolidated solvency margin;
  - High financial strength and credit ratings;
  - Little or no exposure to the largest risks and claims in recent years.

Evolution of the share price - Year 2003

Annual performance:	
Corporación Mapfre	+45.3%
Ibex 35	+28.2%
DJ Stoxx Insurance	+10.4%
MAP absolute performance with respect to:	
Ibex 35	+17.1%
DJ Stoxx Insurance	+34.9%
MAP relative performance with respect to:	
Ibex 35	+13.4%
DJ Stoxx Insurance	+31.6%


Corporación Mapfre
Ibex 35
DJ Stoxx Insurance

Strategy

- The strategy of SISTEMA MAPFRE aims to achieve the following goals:
  - Strengthen the Group's leading position in the Iberian insurance market
  - Consolidate the presence in Latin America
  - Boost the development of CORPORACIÓN MAPFRE and the value of its shares
  - Optimise the results of the alliance with CAJA MADRID
  - Promote the international development of the Reinsurance and Assistance units
  - Further refine the structure and operation of the distribution network in Spain
  - Increase the growth of corporate insurance
  - Apply cutting-edge technology
  - Improve the quality and training level of human resources

Year 2003 results vs. targets

- Results growth exceeded 2003 targets by a wide margin.
- Funds under management in the Life business also exceeded growth targets.
- Due to exogenous factors (devaluations in Latin America), the Non-life premiums growth target was not achieved.
- Non-life premiums growth in Spain (+21.1%) substantially exceeded its target.

	2003	% Var. vs. 2002	Target	Var. vs. Target
Non-life direct insurance premiums: Spain	1,776.1	21.1%	> 10%	11.1%
Non-life direct insurance premiums: Abroad	1,204.0	-8.1%	> 10%	-18.1%
Third-party funds managed by Mapfre Vida	13,171.0	11.3%	8-10%	3.3%
Combined ratio	96.5%	-4.8%	< 100%	3.5%
Net result	141.3	24.6%	> 10%	14.6%

Million euros

Targets

- CORPORACIÓN MAPFRE has met and exceeded the targets it had set itself for fiscal year 2003. The company, in line with the approach followed the previous year, has set itself the following targets for the 2004-2006 period, which assume the present structure of the consolidated group:
  - Achieve an annual increase of over 10% in Non-life insurance premiums, and of around 8% in funds under management in Life insurance and long-term savings products;
  - Maintain a positive technical result in the insurance and reinsurance businesses (combined ratio equal to, or lower than 100% in Non-life insurance).
  - Keep the return on equity above 10%, and increase earnings per share.
  - Achieve an average annual increase in net results equal to, or greater than 10%

Sistema Mapfre:
Consolidated profit and loss account

	2002	2003	% Var. 03/02
DIRECT INSURANCE AND ACCEPTED REINSURANCE			
Premiums earned	7,373.0	**7,284.4**	-1.2%
Claims	-4,595.2	**-4,979.2**	8.4%
Other technical expenses	-2,723.4	**-2,131.8**	-21.7%
RESULT, DIRECT INSURANCE AND ACCEPTED REINSURANCE	54.4	**173.4**	218.8%
ACCEPTED AND RETROCEDED REINSURANCE	0.0	**0.0**	0
Premiums and variations in the unearned premiums reserve	-575.7	**-680.6**	18.2%
Claims paid and variations in the provision for claims	255.0	**278.0**	9.0%
Variations in other provisions, commissions and participations	112.2	**136.2**	21.4%
RESULT, ACCEPTED AND RETROCEDED REINSURANCE	-208.5	**-266.4**	27.8%
INVESTMENT RESULT	718.2	**872.1**	21.4%
OTHER TECHNICAL RESULTS	-95.4	**-108.8**	14.0%
RESULT OF THE LIFE AND NON-LIFE TECHNICAL ACCOUNTS	468.6	**670.3**	43.0%
NON-TECHNICAL ACCOUNT			
Investment income and expenses	32.6	**39.1**	19.9%
Goodwill amortisation	-27.4	**-29.5**	7.7%
Other non-technical income and expenses	-39.5	**-58.5**	48.1%
Extraordinary results	5.6	**-15.4**	-375.0%
RESULT, NON-TECHNICAL ACCOUNT	-28.7	**-64.3**	124.0%
RESULT BEFORE TAX AND MINORITY INTERESTS	439.9	**606.0**	37.8%
RESULT AFTER TAX	327.0	**446.4**	36.5%
RESULT ATTRIBUTABLE TO MAPFRE MUTUALIDAD	205.9	**298.6**	45.0%

Non-life ratios (% of net premiums earned)	2002	2003
Gross expense ratio[(1)]	22.7%	**21.1%**
Gross loss ratio[(1)]	69.9%	**67.5%**
Non-life combined ratio[(2)]	96.2%	**92.6%**

(1) As a percentage of gross premiums earned

(2) As a percentage of net premiums earned

Million euros

Section I Key facts

Section II Analysis of results

Appendix

Calendar and contacts

Corporación Mapfre:
Consolidated profit and loss account

MAPFRE

	2001	2002	2003	% 03/02
N/L Gross premium written	3,123.1	3,349.0	3,595.1	7.3%
N/L Net premium written	2,682.1	2,749.2	2,930.1	6.6%
Net Premiums Earned	2,564.5	2,568.3	2,745.3	6.9%
Net Claims Incurred	-1,839.5	-1,783.7	-1,826.7	2.4%
Variation, Other Technical Provisions	-18.2	-27.3	-35.2	28.9%
Operating Expenses	-728.3	-747.4	-734.3	-1.8%
Net Other U/W Income	-35.1	-43.0	-52.9	23.0%
U/W Result	**-56.6**	**-33.1**	**96.2**	**---**
Net Inv. Income, Non-life Account	195.8	232.8	174.0	-25.3%
Variation, stabilization/equalization reserve	-2.9	-10.0	-31.4	---
Non-life Technical Result	**136.3**	**189.7**	**238.8**	**25.9%**
Life GPW	2,658.1	2,290.9	1,715.4	-25.1%
Life NPW	2,614.6	2,241.0	1,672.7	-25.4%
Net Life Expenses	-126.7	-133.3	-139.0	4.3%
U/W Result, Life Account	-293.5	-329.8	-456.9	38.5%
Net Inv. Income, Life account	374.1	410.9	561.1	36.6%
Life Technical Result	**80.6**	**81.1**	**104.2**	**28.5%**
Total Technical Result	**216.9**	**270.8**	**343.0**	**26.7%**
Net financial income	21.3	10.7	12.2	14.2%
Other Non-technical Items	-4.1	-21.7	-21.2	-2.3%
Extraordinary Items	-22.4	-0.8	-13.4	---
Result before tax and minority interests	**211.7**	**259.0**	**320.6**	**23.8%**
Tax	-43.7	-67.6	-92.4	36.7%
Result after tax	**168.0**	**191.4**	**228.2**	**19.2%**
Result attributable to minority interests	-71.9	-78.0	-86.9	11.4%
RESULT AFTER TAX AND MINORITY INTERESTS	**96.2**	**113.4**	**141.3**	**24.6%**
Non-life Loss Ratio (1)	72.4%	70.5%	67.8%	
Non-life Expense Ratio (1)	29.8%	30.8%	28.7%	
Non-life Combined Ratio (1)	102.2%	101.3%	96.5%	
Life Expense Ratio (1)	4.9%	6.0%	8.3%	

1) Ratios calculated over net premiums earned.

Million euros

MAPFRE

Corporación Mapfre: Profit by business area

		2001	2002	**2003**	% 03/02
Companies operating primarily in Spain					
Direct insurance		169.9	199.9	**240.2**	20.2%
Other		---	---	**—**	—
	Subtotal	169.9	199.9	**240.2**	20.2%
Companies operating primarily abroad					
Direct insurance		36.2	56.5	**53.2**	-5.8%
Accepted reinsurance		-2.2	30.9	**42.2**	36.6%
Assistance		4.4	5.3	**7.2**	35.8%
Other		0.5	-1.5	**0.6**	—
	Subtotal	38.9	91.2	**103.2**	13.2%
EQUITY-ACCOUNTED SUBSIDIARIES					
Brokerage and fund management		23.1	19.9	**21.4**	7.5%
Real estate management and development		11.7	3.5	**5.8**	65.7%
Other		-0.1	0.5	**-0.1**	—
Total result from subsidiaries		243.5	315.0	**370.5**	17.6%
Amortisation of goodwill and portfolio acquisition costs		-24.1	-37.6	**-30.3**	-19.4%
Holding company results (non-consolidated)		35.1	-39.1	**22.0**	—
Consolidation adjustments		-42.8	20.7	**-41.6**	—
Result before tax and minority interests		211.7	259.0	**320.6**	23.8%
Tax		-43.7	-67.6	**-92.4**	36.7%
Result after tax		168.0	191.4	**228.2**	19.2%
Result attributable to minority interests		-71.8	-78.0	**-86.9**	11.4%
Result after tax and minority interests		96.2	113.4	**141.3**	24.6%

Million euros

Corporación Mapfre: Profit by business unit (1)

MAPFRE

	2001	2002	**2003**	% 03/02
MAPFRE VIDA	96.3	103.1	**123.7**	20.0%
MAPFRE SEGUROS GENERALES	66.3	76.6	**84.2**	9.9%
MAPFRE INDUSTRIAL	12.8	18.6	**27.6**	48.4%
MAPFRE CAUCIÓN Y CRÉDITO	5.7	7.1	**9.9**	39.4%
MUSINI, S.A.[2]	---	---	**2.8**	---
MAPFRE CAJA SALUD	8.9	13.8	**14.5**	5.1%
MAPFRE AMÉRICA	36.2	56.3	**52.0**	-7.6%
MAPFRE RE	-2.2	30.9	**42.2**	36.6%
MAPFRE ASISTENCIA	4.4	5.3	**7.2**	35.8%
EQUITY METHOD[3]				
MAPFRE INMUEBLES	17.9	5.7	**9.1**	59.6%
GESMADRID, CAJA MADRID PENSIONES, CAJA MADRID BOLSA	8.1	7.2	**7.4**	2.8%

1) Before tax, minority interests, and amortisation of goodwill and portfolio acquisition costs
2) Consolidated result of MUSINI, S.A. (excluding MUSINI VIDA, S.A.) for the fourth quarter of 2003.
3) Consolidated in proportion to the percentage of ownership in each company.

Million euros

Corporación Mapfre:
Profit by business unit (1)

MAPFRE

2001


OTHER
6%
AMERICA
14%
LIFE
31%
COMMERCIAL
UNIT
7%
ASSET
MANAGEMENT
13%
GENERAL
INSURANCE
29%

2002


REINSURANCE
9%
OTHER
3%
LIFE
27%
AMERICA
17%
ASSET
MANAGEMENT
9%
COMMERCIAL
UNIT
8%
GENERAL
INSURANCE
27%

2003


REINSURANCE
11%
OTHER
3%
LIFE
28%
AMERICA
14%
ASSET
MANAGEMENT
8%
COMMERCIAL
UNIT
10%
GENERAL
INSURANCE
26%

(1) Before tax, minority interests, and amortisation of goodwill and portfolio acquisition costs

Corporación Mapfre: Net profit by business unit (1)

	2001	2002	**2003**	% 03/02
MAPFRE VIDA	69.9	75.9	**86.0**	13.3%
MAPFRE SEGUROS GENERALES	38.2	40.3	**46.8**	16.1%
MAPFRE INDUSTRIAL	8.2	12.1	**17.8**	47.1%
MAPFRE CAUCION Y CREDITO	3.2	4.6	**6.1**	32.6%
MUSINI, S.A.[(2)]	---	---	**2.2**	---
MAPFRE CAJA SALUD	4.6	7.1	**7.7**	8.5%
MAPFRE AMERICA	18.1	26.5	**37.8**	42.6%
MAPFRE RE	0.8	22.7	**29.1**	28.2%
MAPFRE ASISTENCIA	2.8	3.8	**3.8**	---
EQUITY ACCOUNTED[(3)]				
MAPFRE INMUEBLES	11.7	3.5	**5.8**	65.7%
GESMADRID, CAJA MADRID PENSIONES, CAJA MADRID BOLSA	5.3	4.6	**4.7**	2.2%

1) Before consolidation adjustments
2) Consolidated result of MUSINI, S.A. (excluding MUSINI VIDA, S.A.) for the fourth quarter of 2003.
3) Consolidated in proportion to the percentage of ownership in each company.

Million euros

Corporación Mapfre:
Cash earnings

MAPFRE

	2001	2002	2003	% 03/02
Net result, group share	96.2	113.4	**141.3**	24.6%
Depreciation	50.7	37.8	**40.2**	6.3%
Amortisation of goodwill and portfolio acquisition esxpenses	24.1	37.6	**30.3**	-19.4%
Cash earnings	171.0	188.8	**211.7**	12.1%

Million euros

Corporación Mapfre:
Impact of non-recurring tax reductions

MAPFRE

- The results of fiscal years 2001, 2002 and 2003 include the positive impact of non-recurring tax reductions:
  - CORPORACIÓN MAPFRE prepaid deferred taxes arisen from asset sales in previous years, as allowed by the Law on Fiscal and Administrative Measures, and on the Social Order, of 27.12.2001. This decision reduced consolidated taxes by € 8.0 million in 2001 and € 14.3 million in 2002.
  - Taxes for fiscal year 2003 were reduced by an € 8.9 million adjustment relating to changes in the composition of the group occurred in 2002.

- These positive effects are not expected to be repeated in coming fiscal years.



96.2
7.8
113.4
12.0
141.3
8.9
2001
2002
2003
Net result
Tax reduction

Million euros

Mapfre Caja Madrid Holding: Full-year figures

	PREMIUMS [1]				RESULTS [2]			
	2001	2002	**2003**	% 03/02	2001	2002	**2003**	% 03/02
MAPFRE VIDA	2,647.0	2,229.6	**1,651.4**	-25.9%	96.3	103.1	**123.7**	20.0%
MAPFRE SEGUROS GENERALES	702.1	786.6	**895.9**	13.9%	66.3	76.6	**84.2**	9.9%
MAPFRE INDUSTRIAL	203.4	346.4	**444.3**	28.3%	12.8	18.6	**27.6**	48.4%
MAPFRE CAUCIÓN Y CRÉDITO	70.7	85.3	**104.6**	22.6%	5.7	7.1	**9.9**	39.4%
MUSINI, S.A. [3]	235.8	420.2	**392.9**	-6.5%	23.5	18.6	**-2.3**	—
MAPFRE CAJA SALUD	219.3	246.1	**277.1**	12.6%	8.9	13.8	**14.5**	5.1%

	2001	2002	**2003**
N/L Loss ratio [4]	68.5	67.8	**69.6**
N/L Expense ratio [4]	25.7	26.1	**25.1**
N/L Combined ratio [4]	94.2	93.9	**94.7**

1) Premiums from acquired companies are included on a whole-year basis, independently of their first consolidation date.
2) Before tax, minority interest, and amortisation of goodwill and portfolio acquisiton costs.
3) Figures relative to the individual (non-consolidated) accounts of MUSINI, S.A. These figures are shown on a whole-year basis independently of the date of first consolidation (01.10.2003). The losses recorded in 2003 were caused by the result of the application of the MAPFRE technical and accounting criteria to the valuation of assets and liabilities. The net result of MUSINI, S.A. actually consolidated in the accounts of CORPORACION MAPFRE corresponded to the last quarter of 2003 and amounted to € 2.2 million.
4) Net of reinsurance.

Million euros

Mapfre Caja Madrid Holding: Sales by channel

MAPFRE

	2002			2003		
	Agents channel	Caja Madrid channel	% Caja Madrid Channel	Agents channel	Caja Madrid channel	% Caja Madrid Channel
MAPFRE VIDA (w/o externalisations)	1,142.1	1,114.9	49.4%	849.5	821.7	49.2%
Life premiums - Savings	727.8	1,056.8	59.2%	717.1	758.7	51.4%
Life premiums - Risk	66.5	58.1	46.6%	83.6	63.0	43.0%
MUSINI VIDA	347.8	—	—	48.8	—	—
MAPFRE SEGUROS GENERALES	739.9	46.7	5.9%	838.8	57.2	6.4%
MAPFRE CAJA SALUD	237.2	8.9	3.6%	265.5	11.6	4.2%
MAPFRE EMPRESAS	826.1	25.8	3.0%	910.3	31.5	3.3%
MAPFRE INDUSTRIAL	320.8	25.6	7.4%	413.7	30.6	6.9%
MAPFRE CAUCIÓN Y CRÉDITO	85.1	0.2	0.2%	103.7	0.9	0.9%
MUSINI, S.A.	420.2	—	—	392.9	—	—
TOTAL	**2,945.3**	**1,196.3**	**28.9%**	**2,864.1**	**921.9**	**24.4%**

The premiums from acquired companies are shown on a whole-year basis, independently of the date of first consolidation

Million euros

Sale of Mapfre products through the Caja Madrid network: Integration into the Caja Madrid distribution platform

MAPFRE

- The integration of the main products of MAPFRE SEGUROS GENERALES and MAPFRE CAJA SALUD into the CAJA MADRID distribution platform [Insurance Distribution Software, (SDS)] was completed in 2003.
- This integration, which had already been implemented for the MAPFRE VIDA products, simplifies and speeds up the sale of insurance products.
- The underwriting criteria embedded in the platform cover a wide range of typical risks, making it possible to offer immediately to customers the insurance cover they demand, without having to obtain approval from the central underwriting offices.
- The portfolio of products integrated in the distribution platform of CAJA MADRID will continue to widen. Therefore, a significant and growing contribution to total consolidated premiums is expected.

Sale of Caja Madrid products through the Mapfre network

MAPFRE

	2001	2002	**2003**	% 03/02
Mortgages	137	264	494	87.3%
Consumer loans	57	22	38	76.5%
Financing of real estate developments	109	53	106	101.1%
Other loans	35	13	49	---
Car loans	21	60	65	7.6%
Leasing (assets other than vehicles)	4	5	11	139.1%
Total assets operations	363	416	763	83.4%
Deposits	172	110	134	22.0%
Total business volume	535	526	897	70.6%

Million euros

Sale of Caja Madrid products through Mapfre network

MAPFRE

- The development of the distribution of Caja Madrid products through a number of selected branches of the SISTEMA MAPFRE network has begun in 2003.

- In 2003, 55 branches became Bank Distribution Branches (ODBs). In 2004 another 150 branches will become ODBs, reaching a total of 600 over the next few years.

- ODBs distribute a wide range of lending and deposit products:
  - Current accounts;
  - Time deposits;
  - Securities accounts;
  - Loans;
  - Mortgage loans;
  - Credit cards;
  - Bank services.


MAPFRE



Mapfre Vida:
2003 growth rates vs. the market


Funds under management (1)
Technical reserves
Mutual Funds
Mutual Funds (w/o money market)
Pension Funds (2)
8.9%
12.7%
11.3%
6.2%
6.2%
8.6%
18.6%
15.9%
18.9%
19.3%
19.0%
19.6%
23.7%
15.1%
25.6%
Mapfre Vida (incl. Musini)
Market
Mapfre Vida

1) Funds under management = technical reserves + mutual funds + pension funds. Shareholders' equity is not included.
2) Excluding defined benefit plans

Source: ICEA, INVERCO

Mapfre Vida: Funds under management[1]

MAPFRE



99-03 CAGR : 27.6%
5,546
9,084
10,956
12,208
14,724
1999
2000
2001
2002
2003
Technical reserves
Investment and pension funds (2)
Shareholders' equity

1) The technical reserves of the CAJA MADRID Life business are included from 2000, and the funds managed by MUSINI VIDA from 2003.

2) Pension funds figures do not include defined benefit plans

Million euros

Mapfre Vida:
Key facts of the year 2003

- Fiscal year 2003 was characterised by:
  - A favourable environment in the financial markets;
  - Sustained investor demand for Life insurance and pension saving products;
  - Increased demand for mutual funds.

- MAPFRE VIDA achieved a significant 11.3% increase in third-party funds under management.
- The acquisition of MUSINI VIDA has strengthened the position of MAPFRE VIDA in the Spanish market in the segment of pension commitments externalised through Life insurance policies, raising its share of total technical reserves by 1.1 percentage points.
- The distribution of PPAs ("Planes de Previsión Asegurados", insured pension plans) began satisfactorily, although their contribution to total funds under management is still modest.
- The volume of Life insurance risk premiums (term life and accidental death) grew a significant 17.7%.
- According to ICEA figures, as at December 2003 MAPFRE VIDA consolidated its position as the second largest life insurance company in Spain, both by premiums and by technical reserves.

Mapfre Vida: Key figures

MAPFRE

- Third-party funds under management grew 11.3%, reflecting:
  - Growth in mutual funds, due to:
    - Increased demand;
    - A successful gathering and transfers campaign;
    - The pick-up in asset values.
  - Sustained growth in pension funds;
  - A moderate increase in technical reserves, due to the absence of externalisation transactions and to lower interest rates. These reasons explain also the decrease in the volume of premiums, which was compounded by a lower amount of maturities and renewals of savings products.

- The technical reserves of MUSINI VIDA reached € 1,148 million at the end of 2003. Its contribution to the net profit of MAPFRE VIDA was € 4.1 million.

	2001	2002	**2003**	% 03/02
Technical Reserves	7,822.5	9,186.1	**9,977.3**	8.6%
Investment Funds	2,202.3	1,968.7	**2,340.7**	18.9%
Pension Funds[1]	581.7	679.3	**853.0**	25.6%
Funds under management - Mapfre Vida	10,606.5	11,834.1	**13,171.0**	11.3%
Funds under management - Musini Vida	1,077.5	1,272.5	**1,148.7**	-9.7%
Total Third party funds under management	11,684.0	13,106.6	**14,319.7**	9.3%
Clients - Investment Funds	114,476	106,435	**112,363**	5.6%
Clients - Pension Funds	89,752	112,118	**125,365**	11.8%
Consolidated Premiums	2,647.0	2,229.6	**1,651.4**	-25.9%
Equity	350.2	373.9	**403.9**	8.0%
Gross result [2]	96.3	103.1	**27.6**	-73.2%
Net result	69.9	75.9	**86.0**	13.3%
Expense Ratio	3.9	4.8	**7.0**	
ROE	21.1	21.0	**22.1**	

1) Pension funds figures do not include defined benefit plans.

2) Before tax, minority interests, and amortisation of goodwill and portfolio acquisition costs.

Million euros

Mapfre Vida:
Breakdown of funds under management(1)

	2001	2002	2003	% 03/02
Regular premiums insurance	2,899.7	3,102.3	**3,311.4**	6.7%
- Agents channel	2,704.1	2,889.9	**3,088.1**	6.9%
- Bank channel	195.6	212.4	**223.3**	5.1%
Single premiums insurance	4,750.7	5,879.7	**6,399.4**	8.8%
- Agents channel	1,935.9	2,375.0	**2,535.1**	6.7%
- Bank channel	2,814.8	3,504.7	**3,864.3**	10.3%
Life insurance - Risk	58.0	78.6	**102.9**	30.9%
- Agents channel	17.6	24.5	**28.3**	15.5%
- Bank channel	40.4	54.1	**74.6**	37.9%
Total mathematical reserves	7,708.4	9,060.6	**9,813.7**	8.3%
Other reserves	114.1	125.5	**163.6**	30.4%
TECHNICAL RESERVES	7,822.5	9,186.1	**9,977.3**	8.6%
MUTUAL FUNDS	2,202.3	1,968.7	**2,340.7**	18.9%
PENSION FUNDS(2)	581.7	679.3	**853.0**	25.6%
THIRD-PARTY FUNDS UNDER MANAGEMENT	10,606.5	11,834.1	**13,171.0**	11.3%
MUSINI VIDA: THIRD-PARTY FUNDS UNDER MANAGEMENT	1,077.5	1,272.5	**1,148.7**	-9.7%
SHAREHOLDERS' EQUITY	350.2	373.9	**403.9**	8.0%
TOTAL FUNDS UNDER MANAGEMENT	12,034.2	13,480.5	**14,723.6**	9.2%
MUSINI, S.A.: life insurance reserves	440.8	426	**428.1**	0.5%
TOTAL FUNDS UNDER MANAGEMENT, LIFE AND SAVING BUSINESS	12,475.0	13,906.5	**15,151.7**	9.0%

1) Figures include the Life insurance technical reserves of MUSINI, S.A., which will be trasferred to MAPFRE VIDA during fiscal year 2004.
2) Pension funds figures do not include defined benefit funds entered into through a Life insurance contract.

Million euros

MAPFRE

Mapfre Vida: Premiums breakdown

	2001	2002	**2003**	% 03/02
Regular Premiums	457.7	416.7	**412.0**	-1.1%
- Agents channel	394.4	388.8	**389.1**	0.1%
- Bank channel	63.3	27.9	**22.9**	-17.9%
Single Premiums	1,153.6	1,367.9	**1,063.8**	-22.2%
- Agents channel	231.8	339.0	**328.0**	-3.2%
- Bank channel	921.8	1,028.9	**735.8**	-28.5%
Life premiums - Savings	1,611.3	1,784.6	**1,475.8**	-17.3%
Externalisation	860.8	320.4	**---**	—
- Agents channel	555.4	240.0	**---**	—
- Bank channel	305.4	80.4	**---**	—
Sub-total	2,472.1	2,105.0	**1,475.8**	-29.9%
Life Premiums - Risk	105.8	124.6	**146.6**	17.7%
- Agents channel	57.6	66.5	**83.6**	25.7%
- Bank channel	48.2	58.1	**63.0**	8.4%
MUSINI VIDA premiums	---	—	**29.0**	—
Health premiums	69.1	—	**---**	—
TOTAL PREMIUMS	2,647.0	2,229.6	**1,651.4**	-25.9%
- Agents channel	1,308.3	1,034.3	**829.7**	-19.8%
- Bank channel	1,338.7	1,195.3	**821.7**	-31.3%

Million euros

Mapfre Vida: Breakdown of premiums by type of customer[(1)]

2002


Group
12%
Individual
88%

2003


Group
20%
Individual
80%

1) Excluding externalisations

Mapfre Vida:
Year 2004 strategy

- The main goals are:
  - Maintain and increase the quality of the services offered to customers;
  - Increase the productivity of the distribution network;
  - Increase the market share in Life and savings products;
  - Increase business volumes, with a particular emphasis on:
    - Life insurance risk products;
    - PPAs;
    - Widening the portfolio of products distributed through CAJA MADRID.

Mapfre Seguros Generales: Comparison with the market

MAPFRE



16.6%
12.9%
12.5%
13.9%
12.0%
12.6%
12.1%
11.6%
10.3%
7.3%
3.9%
1.9%
1995
1996
1997
1998
1999
2000
Mapfre Seguros Generales
% Market growth

Source: MAPFRE, ICEA

Million euros

MAPFRE

Mapfre Seguros Generales:
Household insurance – Policies and and customer loyalty



1,710,477
1,542,429
1,378,114
1,266,942
890,679
11.0%
9.6%
9.2%
8.9%
8.5%
1999
2000
2001
2002
2003
Number of policies
Cancellation ratio

Mapfre Seguros Generales: Key figures

MAPFRE

- The premiums volume and net result continued to grow at sustained rates in 2003.
- All branches of business closed the year with a positive technical result, despite a slight increase in the claims ratio in some personal lines.
- The net result of MAPFRE FINISTERRE includes gains from the redemption of a pension savings product sold in previous years, which were partly compensated by the negative impact of the increase of the technical discount rate in the Burial insurance business.
- The integration of the main products in the distribution platform of CAJA MADRID was completed in 2003.
- Sales continued to grow through both the brokers (+36.6%) and CAJA MADRID (+22.5%) distribution channels.

	2001 [a]	2002	2003	% 03/02
Personal accidents	68.6	84.6	**100.2**	18.4%
Marine	3.1	3.9	**4.0**	2.6%
Fire - Property	7.1	10.7	**12.6**	17.8%
Motor civil liability	74.7	87.2	**99.8**	14.4%
Motor other risks	23.1	27.4	**31.9**	16.4%
Civil Liability	9.7	12.2	**14.0**	14.8%
Burial	111.6	151.3	**159.5**	5.4%
Home combined	194.5	235.5	**276.9**	17.6%
Condominiums combined	60.6	72.8	**86.5**	18.8%
Industrial risks	5.2	10.4	**7.4**	-28.8%
Commercial risks	78.8	70.3	**86.1**	22.5%
Assistance	4.2	6.2	**8.0**	29.0%
Health	2.8	3.7	**3.5**	-5.4%
Life	11.2	10.4	**5.5**	-47.1%
Premiums Written	655.2	786.6	**895.9**	13.9%
Gross Result [b]	66.3	76.6	**84.2**	9.9%
Net result	38.2	40.3	**46.8**	16.1%
Equity	193.0	207.3	**190.2**	-8.2%
Loss Ratio	62.3	62.0	**65.7**	
Expense Ratio	29.7	30.2	**29.4**	
Combined Ratio	92.0	92.2	**95.1**	
ROE	27.6	20.1	**23.5**	

a) MAPFRE FINISTERRE was consolidated from April 2001 onwards.
b) Before tax, minority interests and amortisation of goodwill and portfolio acquisition costs.

Million euros

Mapfre Seguros Generales: Key figures of consolidated companies

MAPFRE

	PREMIUMS				RESULTS [1]			
	2001	2002	**2003**	% 03/02	2001	2002	**2003**	% 03/02
MAPFRE SEGUROS GENERALES	382.5	443.8	**525.4**	18.4%	36.2	39.5	**47.4**	20.0%
MAPFRE GUANARTEME	131.7	155.3	**179.9**	15.8%	22.5	20.7	**21.0**	1.4%
MAPFRE FINISTERRE [2]	187.9	187.5	**190.6**	1.7%	7.6	16.4	**15.8**	-3.7%

1) Before tax, minority interests, and amortisation of goodwill and portfolio acquisition costs

2) The figures of MAPFRE FINISTERRE are shown on a whole-year basis, although this company was consolidated from April 2001 onwards

Million euros

Mapfre Seguros Generales: Year 2004 strategy

MAPFRE

- Achieve a significant increase in the volume of sales through CAJA MADRID by:
  - Developing new products;
  - Widening the portfolio of products integrated in the distribution platform;
  - Creating a dedicated distribution support department.
- Increase the number and improve the quality of the services offered to families.
- Strengthen customer care, to raise loyalty levels and increase cross-selling.
- Develop MAPFRE FINISTERRE, through:
  - The completion of the integration process;
  - Its specialisation in the Burial insurance business.

Mapfre Empresas

- In 2003, the Commercial Insurance Operating Unit has begun the strategic, technical and commercial integration of its companies. The following have been its main achievements:
  - Unification of the governing bodies;
  - Integration of several departments;
  - Partial relocation of the workforce to a single head office;
  - Initial analysis of the group of potential common customers;
  - Development of the first joint sales campaign;
  - Unification, effective from fiscal year 2004, of the outward reinsurance treaties of MAPFRE INDUSTRIAL and MUSINI, S.A., raising capacity and retention;
  - Launch of the web page of the Unit.

- Moreover, the fiscal year has also been characterised by:
  - A significant increase in the volume of business;
  - A positive technical result;
  - A wider international presence, with the beginning of the credit insurance business in Brazil and Mexico and the joining of the Réunion Aérienne y Réunion Spatiale insurance pools;
  - The awarding of MUSINI, S.A. and the beginning of its integration.

Mapfre Empresas: Mapfre Caución y Crédito

MAPFRE

- Premiums exceeded € 100 million for the first time, thanks to a larger number of customers and a moderate increase in tariffs.

- Profit grew 32.6%, reflecting:
  - A decrease of over ten percentage points in the claims ratio, owing to a reduction in the average cost of claims and a higher volume of recoveries, which have more than compensated for the increase in reinsurance costs and a higher claims frequency;
  - Cost containment.

- Foreign subsidiaries increased their business volumes.

	2001	2002	**2003**	% 03/02
Premiums written	70.7	85.3	**104.6**	22.6%
Gross result [1]	5.7	7.1	**9.9**	39.4%
Net result	3.2	4.6	**6.1**	32.6%
Equity	17.5	18.0	**19.1**	6.1%
Loss Ratio	72.7	85.3	**74.2**	
Expense Ratio	35.4	35.0	**27.6**	
Net Other Non-Technical Income	-11.3	-18.2	**-16.5**	
Combined Ratio	96.8	102.1	**85.3**	
ROE	19.3	25.9	**32.9**	

1) Before tax, minority interests, and amortisation of goodwill and portfolio acquisition costs.

Million euros

Mapfre Empresas: Mapfre Industrial

MAPFRE

- Profit grew 47.1% over 2002, reflecting:
  - A significant increase in the volume of premiums, on the back of a larger number of customers and policies;
  - A stable combined ratio;
  - A larger financial income, which in the previous year was reduced by provisions against the depreciation of investments.

- A stabilisation of tariffs is being observed in the market, with some cases of tariffs reduction in the large risks business.

	2001	2002	**2003**	% 03/02
Premiums written	203.4	346.4	**444.3**	28.3%
Gross result [1]	12.8	18.6	**27.6**	48.4%
Net result	8.2	12.1	**17.8**	47.1%
Equity	40.7	42.0	**51.6**	22.9%
Loss Ratio	74.8	71.8	**71.4**	
Expense Ratio	23.2	21.4	**21.6**	
Combined Ratio	98.0	93.2	**93.0**	
ROE	21.9	29.2	**38.0**	

1) Before tax, minority interests, and amortisation of goodwill and portfolio acquisition costs.

Million euros

Mapfre Empresas: Musini, S.A.

MAPFRE

- The elimination of the premium surcharge for terrorism cover in the aviation insurance market has reduced premium volumes by around € 50 million. Excluding this effect, recurring premiums increased thanks to new business growth.
- The net result includes the effect of the adjustment of the value of assets and liabilities to the technical and accounting principles followed by MAPFRE.

	2001	2002	2003	% 03/02
Premiums written	235.8	420.2	**392.9**	-6.5%
- of which Life	49.7	50.1	**53.7**	7.2%
Technical result: Non Life	5.5	12.9	**12.2**	-5.4%
Technical result: Life	4.2	3.4	**-18.3**	---
Gross result [1]	23.5	18.6	**-2.3**	---
Net result	15.5	12.5	**-1.0**	---
Equity	178.7	184.0	**174.9**	-4.9%

1) Before tax, minority interests, and amortisation of goodwill and portfolio acquisition costs.

The figures contained in this table have been taken from the individual (non-consolidated) accounts of MUSINI, S.A. Figures are shown on a whole-year basis, independently of the date of first consolidation (01/10/2003), and do not include any adjustment relating to any potential future changes in the legal structure of the Commercial Insurance Unit

Million euros

Mapfre Empresas:
Integration plan of the Commercial Insurance Unit

MAPFRE

- The legal and operating integration will be effected as follows:

  - MUSINI, S.A. will transfer, in exchange for shares in each company:
    - Its industrial insurance business to MAPFRE INDUSTRIAL;
    - Its accidents insurance business to MAPFRE SEGUROS GENERALES;
    - Its life insurance business to MAPFRE VIDA.

  - After the completion of these transfers, MUSINI, S.A. will become a holding company and:
    - Will own 100% of MAPFRE INDUSTRIAL;
    - Will be absorbed by MAPFRE CAJA MADRID HOLDING.

  - MAPFRE CAJA MADRID HOLDING will retain its 100% shareholding in MAPFRE CAUCIÓN Y CRÉDITO, which it will transfer in due course to MAPFRE INDUSTRIAL.

  - The subsidiaries of MUSINI, S.A. will be transferred to the subsidiaries of MAPFRE CAJA MADRID HOLDING that operate in their respective business areas.

Mapfre Empresas: Year 2004 strategy

MAPFRE

- Establishment of the new legal structure.
- Integration of common services:
  - Shared central departments;
  - Relocation of the workforce to a single head office
- Development of risk prevention and management services as an ancillary activity of the insurance business.
- Creation of a specialised commercial and operating structure:
  - SMEs;
  - Large risks;
  - Credit and Surety.
- Gradual development of the international presence.

Mapfre Caja Salud

- In 2003, premiums have grown once again above market average (9.0%[2]), thanks to:
  - A greater volume of sales through the MAPFRE and CAJA MADRID networks;
  - The launch of a new product for the self-employed, which takes advantage of the new tax breaks;
  - The beginning of sales in new provinces nationwide.
- Progress has been made in the acquisition and development of medical centres in Aragon, the Balearic Islands, the Canary Islands and Madrid.

	2001	2002	**2003**	% 03/02
Premiums written	219.3	246.1	**277.1**	12.6%
- Agents network	193.7	218.8	**261.7**	19.6%
- Bank network	7.1	8.9	**11.6**	30.3%
- Brokers	18.5	18.4	**3.8**	-79.3%
Equity	77.3	83.4	**91.1**	9.2%
Number of policyholders	634,490	724,483	**856,621**	18.2%
Gross result (1)	8.9	13.8	**14.5**	5.1%
Net result	4.6	7.1	**7.7**	8.5%
Loss Ratio	80.8	80.4	**80.6**	
Expense Ratio	15.6	17.0	**17.0**	
Combined Ratio	96.4	97.4	**97.6**	
ROE	7.0	8.8	**8.8**	

Premiums and policyholders figures are shown on a whole-year basis, independently of the date on which the various companies were acquired.

(1) Before tax, minority interests, and amortisation of goodwill and portfolio acquisition costs.

(2) Source: ICEA

Million euros

Mapfre Caja Salud: Year 2004 strategy

MAPFRE

- Increase the volume of activity of the Company's own medical centres.
- Implement new IT tools:
  - Sales management and portfolio monitoring software;
  - Internet portals to provide services to customers, suppliers and agents.

Mapfre América:
Latin American Non-life market (1)

MAPFRE


PREMIUMS VOLUME
974.8
1,002.1
1,299.3
1,464.2
1,301.7
27,976.1
25,911.3
32,903.6
34,977.5
30,098.2
1998
1999
2000
2001
2002
Latin American market
Mapfre América


MAPFRE AMERICA MARKET SHARE
3.5%
3.9%
3.9%
4.2%
4.3%
1998
1999
2000
2001
2002

1) Figures shown in this page refer to the Latin American Non-life market as a whole. Taking into account only the countries in which MAPFRE AMÉRICA has a presence, market shares are: 2002, 5.1%; 2001, 4.9%; 2000, 4.3%; 1999, 3.9%; 1998, 4.0%.

Source: SIGMA, Fundación MAPFRE Estudios

Million euros

Mapfre América: Results

MAPFRE

- Business volumes grew in local currency, although the appreciation of the euro led to a decrease in consolidated premiums.
- Net result grew over 40%, and the ROE exceeded 7%, including the effect of:
  - A 10.3 percentage points decrease in the combined ratio;
  - Lower financial income;
  - Currency devaluations;
  - Realisation gains at MAPFRE TEPEYAC
  - Early amortisation of portfolio acquisition costs and tax credits, and the buyouts of minority interests carried out in 2002
- All subsidiaries made a profit, increasing the degree of diversification of the contributions to the consolidated result.
- In 2003, 163 new branches were opened.

	2001	2002	**2003**	% 03/02
Premiums Written	1,516.5	1,341.1	**1,235.9**	-7.8%
Gross result [1]	36.2	56.3	**52.0**	-7.6%
Net result	18.1	26.5	**37.8**	42.6%
Equity	559.8	535.0	**500.7**	-6.4%
Loss Ratio	70.9	76.8	**69.3**	
Expense Ratio	34.9	35.7	**32.9**	
Combined Ratio	105.8	112.5	**102.2**	
ROE	3.5	4.8	**7.3**	

1) Before tax, minority interests, and amortisation of goodwill and portfolio acquisition costs.

Million euros

Mapfre América:
Evolution of the combined ratio

MAPFRE

- The 10.3 percentage points decrease in the combined ratio reflects:
  - The adjustment of tariffs to risks underwritten;
  - Improvements in risk selection;
  - A lower claims frequency;
  - Cost containment;
  - A higher cost of reinsurance, due to the improvement in the technical result of the direct insurance business and to the absence of catastrophe claims payable by reinsurers.



112.5%
-9.5%
-3.2%
+2.4%
102.2%
Combined Ratio as at 31/12/02
Loss ratio (direct business)
Expense ratio (direct business)
Cost of reinsurance
Combined Ratio as at 31/12/03

Mapfre América:
Premiums and income by country

COMPANY	PREMIUMS 2001	2002	2003	% 03/02	Local Currency % 02/01	RESULTS[1] 2001	2002	2003	% 03/02	Local Currency % 02/01
MAPFRE ARGENTINA	220.6	94.1	**139.2**	47.9%	58.3%	8.5	-2.3	**3.4**	---	---
MAPFRE VERA CRUZ (BRAZIL)	284.5	236.0	**223.5**	-5.3%	19.7%	0.4	6.0	**8.2**	36.7%	70.7%
MAPFRE S.G. COLOMBIA	42.4	40.6	**37.1**	-8.6%	26.0%	0.1	2.1	**2.1**	---	38.9%
MAPFRE S.G. CHILE	58.9	75.1	**79.0**	5.2%	22.0%	1.4	1.5	**2.7**	80.0%	99.3%
LA CENTRO AMERICANA (EL SALVADOR)	29.3	33.6	**27.9**	-17.0%	-0.6%	1.1	1.8	**1.8**	---	22.7%
MAPFRE TEPEYAC (MEXICO)	311.5	352.8	**306.8**	-13.0%	14.6%	9.7	13.9	**6.3**	-54.7%	-40.5%
MAPFRE PARAGUAY	7.7	7.3	**6.9**	-5.5%	26.4%	0.2	0.2	**0.4**	100.0%	148.5%
MAPFRE PERU	27.9	26.6	**21.2**	-20.3%	-5.3%	-2.8	-5.2	**0.3**	---	---
MAPFRE USA (PUERTO RICO)	222.7	222.1	**200.6**	-9.7%	7.9%	11.5	15.5	**17.3**	11.6%	32.7%
MAPFRE URUGUAY	11.3	13.4	**6.9**	-48.5%	-37.8%	0.8	-1.9	**0.3**	---	---
MAPFRE LA SEGURIDAD (VENEZUELA)	299.8	239.5	**186.8**	-22.0%	29.5%	20.0	30.2	**18.9**	-37.4%	4.0%

1) Before tax, minority interests, and amortisation of goodwill and portfolio acquisition costs.

Million euros

Mapfre America:
Management ratios for the main subsidiaries

MAPFRE

	Loss ratio				Expense ratio			
	2001	2002	**2003**	03 - 02	2001	2002	**2003**	03 - 02
MAPFRE ARGENTINA	63.6%	178.6%	**62.5%**	-116.0	38.9%	41.6%	**34.3%**	-7.3
MAPFRE VERA CRUZ (BRAZIL)	63.8%	64.8%	**65.2%**	0.4	41.5%	41.9%	**40.1%**	-1.7
MAPFRE S.G. COLOMBIA	63.9%	51.5%	**54.9%**	3.4	50.4%	51.3%	**44.6%**	-6.7
MAPFRE S.G. CHILE	69.1%	73.8%	**61.8%**	-12.0	31.3%	25.4%	**34.1%**	8.7
LA CENTRO AMERICANA (EL SALVADOR)	68.6%	65.6%	**68.3%**	2.6	34.2%	34.3%	**31.2%**	-3.1
MAPFRE TEPEYAC (MEXICO)	62.8%	63.7%	**67.6%**	3.9	39.5%	36.8%	**36.0%**	-0.8
MAPFRE PERU	71.0%	86.6%	**61.3%**	-25.3	37.0%	42.6%	**44.8%**	2.2
MAPFRE USA (PUERTO RICO)	73.5%	61.4%	**53.8%**	-7.6	35.6%	42.2%	**38.6%**	-3.6
MAPFRE LA SEGURIDAD (VENEZUELA)	70.8%	80.7%	**81.7%**	1.0	28.5%	28.8%	**27.1%**	-1.8

Subsidiaries' management ratios (expenses are classified by type)

Expense ratio: Total net management expenses / Net written premiums = (Total administrative expenses + Total acquisition expenses - Reinsurance commissions and participations) / (Gross premiums written - Ceded reinsurance premiums)

Loss ratio: Net claims / Net premiums earned = (Total incurred claims - Claims paid by reinsurers +/- Variation in claims reserve ceded to reinsurers) / (Gross premiums earned - Premiums ceded to reinsurers +/- Unearned premiums reserve ceded to reinsurers)

Mapfre América:
Key facts of the year 2003 by country

MAPFRE

- **Argentina:**

  - Strong increase in premiums, reflecting:
    - The underwriting of US dollar-denominated policies from corporate customers;
    - The increase in the insurable value of assets;
    - The gathering of new agents and individual customers, thanks to the good brand image;
    - The contraction in the premiums volume in 2002, as a consequence of the economic crisis.
  - The monetary adjustment has been eliminated in 2003.
  - The result includes realised losses of € 1 million from the sale of real estate investments.

- **Mexico:**

  - Growth rates have decreased, due to the slowdown in the country's economy.
  - The results of MAPFRE TEPEYAC reflect:
    - A higher claims ratio in Motor and Life insurance;
    - Capital gains of € 3.3 million from the sale of the shareholding in Afore Tepeyac, and of € 1.7 million from the sale of a property.

Mapfre America:
Key facts of the year 2003 by country (ctd.)

- **Mapfre USA (Puerto Rico y Florida):**

  - The AMSTAR run-off generated a € 1.0 million loss in 2003, against € 3.0 million in 2002.
  - MAPFRE USA acquired CANADA LIFE INSURANCE COMPANY OF PUERTO RICO, a company specialised in Life, Accidents and Health insurance, for a price of USD 7 million. This company, which carries out its business activities in Puerto Rico and the US Virgin Islands, recorded premiums of USD 37.2 million and shareholders' funds of USD 5.1 million as of 31/12/02.
  - MAPFRE MUTUALIDAD (the controlling shareholder of CORPORACION MAPFRE) has agreed to acquire 100% of the share capital of MAPFRE CORPORATION OF FLORIDA, owned by MAPFRE USA. The acquisition price will be set on the basis of an objective valuation, carried out by independent experts.

- **Mapfre Perú:**

  - MAPFRE AMERICA acquired from minority shareholders a 18.1% stake in MAPFRE PERU COMPAÑÍA DE SEGUROS Y REASEGUROS, S.A. for USD 1.1 million (approx. € 1 million), increasing its shareholding in this subsidiary to 98.9%.

Mapfre América:
Year 2004 strategy

- Increase business volumes by:
  - Widening MAPFRE AMÉRICA's own distribution network and increasing its loyalty;
  - Signing bank distribution agreements in all countries;
  - Strengthening distribution through agents and brokers.

- Improve the combined ratio by:
  - Optimising management control systems;
  - Improving claims handling and payment procedures;
  - Revising tariffs and pruning portfolios;
  - Increasing productivity levels;
  - Containing and reducing expenses.

- It is expected that 200 new branches will be opened during 2004, taking the total to over 900.

Mapfre Re

- Premiums grew 14%, despite the negative impact from the appreciation of the euro.

- The net result increased by 28.2%, reflecting:
  - A lower claims ratio, supported by sufficient technical conditions and a low incidence of large claims;
  - Cost reduction;
  - A higher tax rate, due to a lower use of credits.

- A.M. Best and Standard & Poors upgraded their ratings to 'A+/positive' and 'AA-/stable', respectively.

- An € 60 million capital increase was carried out. A further increase at a premium for a total amount of € 150 million was approved, and will be carried out during the first four months of 2004.

	2001	2002	**2003**	% 03/02
Gross Premiums	687.9	760.1	**866.4**	14.0%
- of which Life	25.6	24.0	**30.7**	27.9%
Gross result (1)	-2.2	30.9	**42.2**	36.6%
Net result	0.8	22.7	**29.1**	28.2%
Equity	269.9	267.0	**325.6**	21.9%
Loss Ratio	80.3	60.9	**58.4**	
Expense Ratio	31.2	37.4	**34.1**	
Combined Ratio	111.5	98.3	**92.5**	
ROE	0.3	8.5	**9.8**	

1) Before tax, minority interests, and amortisation of goodwill and portfolio acquisition costs.

Million euros

Mapfre Re:
Result of the renewal campaign in 2004


100%
- 11%
89%
+ 15%
+ 37%
- 6%
135%
Total contracts to be renewed January 2004
Cancellations/ share reductions
Renewed treaties
Increase in portfolio
New business
Exchange rate effect
Estimated premium growth in 2004

Mapfre Re: Year 2004 strategy

- Consolidate the presence in selected markets and business lines, on the basis of a stronger capitalisation and a favourable technical environment;
- Increase business volumes, maintaining the present focus, underwriting policy and portfolio structure.
- Optimise retention levels.
- Maintain the present role as the reference reinsurer for SISTEMA MAPFRE.
- Renew the organisation and strengthen human resources.
- Reduce the expense ratio.
- Acquire and develop new underwriting and portfolio management software applications.

Mapfre Asistencia

- Revenues and the gross result grew significantly, owing to the favourable development of the European subsidiaries and the contribution from the companies acquired in 2003, and in spite of the depreciation of the US dollar.
- The claims ratio decreased, thanks to:
  - The effect of the appreciation of the euro on the value of claims of the Latin American subsidiaries;
  - A lower average cost of claims.
- The increase in the expense ratio was mainly due to the higher acquisition costs of acquired companies.
- The net result remained stable, due to:
  - Higher goodwill amortisation charges;
  - An Increase in the tax rate, which was particularly low in 2002 because of the provisions against investment depreciation.
- Three capital increases have been carried out, for a total € 17 million.

	2001	2002	**2003**	% 03/02
Total Income	222.4	206.0	**238.4**	15.7%
- Premiums written	147.0	127.5	**131.3**	3.0%
- Other income	75.4	78.5	**107.1**	36.4%
Gross result (1)	4.4	5.3	**7.2**	35.8%
Net result	2.8	3.8	**3.8**	---
Equity	50.9	48.7	**65.9**	35.3%
Loss Ratio	85.1	77.3	**76.5**	
Expense Ratio	10.8	11.0	**14.1**	
Net Other Non-Technical Income	0.2	1.9	**0.7**	
Combined Ratio	96.1	90.2	**91.3**	
ROE	4.8	7.6	**6.6**	

1) Before tax, minority interests, and amortisation of goodwill and portfolio acquisition costs.

Million euros

Mapfre Asistencia: Year 2004 strategy

- Boost organic growth and increase profitability, by:
  - Opening new branches in Algeria and China;
  - Increasing penetration in the European markets;
  - Launching new products: warranty extension, pecuniary losses and legal defense;
  - Offering new services for the Third Age ("MAPFRE ASISTENCIA ORO" project):
    - Construction and management of residences, residential complexes and day-care centres;
    - € 140 million investment over five years, 70% funded with debt and mortgage loans;
    - Combination of assistance services with insurance products.
- Analyse external growth opportunities:
  - Strategic alliances;
  - Possible acquisitions.
- VIAJES MAPFRE:
  - Begin the expansion abroad;
  - Possible acquisitions in Spain;
  - Sales through the Internet

Section I Key facts

Section II Analysis of results

Appendix

Calendar and contacts

Spanish Market vs. EU/EEA: % Premiums on GDP

TOTAL PREMIUMS AS A % OF GDP


6.9
5.2
7.6
5.7
8.2
6.7
8.9
6.3
9.1
6.8
1998
1999
2000
2001
2002
TOTAL EU/EEA
TOTAL SPAIN

PREMIUMS AS A % OF GDP - LIFE BUSINESS


4.0
2.5
4.7
3.0
5.3
3.9
5.5
3.3
5.5
3.7
1998
1999
2000
2001
2002
LIFE EU/EEA
LIFE SPAIN

PREMIUMS AS A % OF GDP - NON-LIFE BUSINESS


2.9
2.7
2.9
2.7
2.8
2.8
3.4
2.9
3.6
3.1
1998
1999
2000
2001
2002
NON LIFE - EU/EEA
NON LIFE - SPAIN

Source: Swiss Re - Sigma 08/2003

Corporación Mapfre: Consolidated quarterly results

MAPFRE

NET RESULT BY QUARTER (million)

QUARTER	1999	2000	2001	2002	2003
FIRST	18	23	26	29	34
SECOND	19	26	28	32	39
THIRD	23	28	17	28	34
FOURTH	10	15	25	24	34
TOTAL	**70**	**92**	**96**	**113**	**141**

QUARTERLY EPS



FIRST
SECOND
THIRD
FOURTH
TOTAL
2000
2001
2002
2003

EPS BY QUARTER

QUARTER	1999	2000	2001	2002	2003
FIRST	0.10	0.13	0.14	0.16	0.19
SECOND	0.11	0.14	0.15	0.18	0.21
THIRD	0.13	0.15	0.09	0.15	0.19
FOURTH	0.05	0.08	0.14	0.13	0.19
TOTAL	**0.39**	**0.51**	**0.53**	**0.62**	**0.78**

Data adjusted for the share split, which took place on 15 September 2001. Figures in euros

Corporación Mapfre: Spanish distribution network – Year 2003

MAPFRE



Galicia
203
41
Asturias
66
17
Cantabria
44
22
Euskadi
132
19
Navarra
51
6
La Rioja
16
6
Castilla y León
191
64
Aragón
78
25
Andorra
Cataluña
383
220
C. Madrid
184
1,003
Castilla La Mancha
216
133
C. Valenciana
316
99
I. Balears
43
21
Extremadura
103
20
Andalucía
503
132
R. Murcia
69
18
Ceuta
4
6
Melilla
2
0
Islas Canarias
121
21

SISTEMA MAPFRE: 2,725

CAJA MADRID: 1,873

Combined ratio

- The denominator of the expense ratio has changed: starting with the year 2003 results, net premiums earned will be used instead of net premiums written.
- This change aims to:
  - Eliminate the inconsistency of using different denominators for the expense and the loss ratio;
  - Use the same accrual principle for both the numerator and the denominator of the expense ratio;

- Net premiums earned are normally smaller than net premiums written. Therefore, both the expense and the combined ratio have increased for all companies (except MAPFRE CAJA SALUD).
- A new ratio has been added to the combined ratio of MAPFRE ASISTENCIA and MAPFRE CAUCION Y CREDITO: (other non-technical income – other non-technical expenses) / net premiums earned. This change responds to the need of including in the combined ratio the result of the service activities of these companies, which, although classified as non-technical, make a significant contribution to operating results.
- A historical comparison of the present combined ratios of the main entities with those obtained using the previous calculation method is found in this Appendix.

Corporación Mapfre: Expense and loss ratios

MAPFRE

COMPANY	GROSS EXPENSE RATIO (%)[1]			GROSS LOSS RATIO (%)[2]			COMBINED RATIO (%)[3]		
	2001	2002	**2003**	2001	2002	**2003**	2001	2002	**2003**
MAPFRE SEGUROS GENERALES [4]	29.6%	30.2%	**30.2%**	61.9%	61.9%	**64.0%**	92.0%	92.2%	**95.1%**
MAPFRE INDUSTRIAL	22.6%	19.8%	**21.1%**	76.0%	65.9%	**60.3%**	98.0%	93.2%	**93.0%**
MAPFRE CAUCION Y CREDITO [5]	29.9%	27.5%	**26.2%**	70.1%	69.8%	**60.8%**	96.8%	102.1%	**85.3%**
MUSINI, S.A. [6]	9.5%	6.7%	**8.0%**	89.4%	46.0%	**65.5%**	93.7%	70.1%	**67.3%**
MAPFRE CAJA SALUD	15.6%	17.0%	**17.0%**	80.6%	80.4%	**80.6%**	96.4%	97.4%	**97.6%**
MAPFRE RE	28.8%	31.6%	**31.5%**	81.0%	57.0%	**55.2%**	111.5%	98.3%	**92.5%**
MAPFRE ASISTENCIA [5]	12.5%	15.5%	**17.1%**	82.9%	74.6%	**74.5%**	96.1%	90.2%	**91.3%**
MAPFRE AMERICA	32.3%	32.1%	**28.9%**	71.7%	69.3%	**59.8%**	105.8%	112.5%	**102.2%**
CORPORACION MAPFRE (Cons.)	28.7%	28.5%	**26.5%**	73.7%	66.0%	**62.6%**	102.2%	101.3%	**96.5%**

1) (Acquisition expenses + administration expenses + profit sharing and returns – other technical income + other technical expenses)/Gross premiums earned
2) (Gross claims incurred + variation of other technical reserves)/Gross premiums earned.
3) (Net claims incurred + variation of other technical reserves + net operating expenses + profit sharing and returns – other technical income + other technical expenses)/Net premiums earned.
4) Excluding its subsidiary MAPFRE INDUSTRIAL.
5) Given the importance of services activities for these subsidiaries, their expense ratios are adjusted to include the net other non-technical income.
6) Figures relative to the individual (non-consolidated) accounts of MUSINI, S.A. Figures are shown on a whole-year basis, independently of the date of first consolidation (01.10.03).

Corporación Mapfre:
Effect of the change of calculation of the combined ratio

MAPFRE

Corporación Mapfre	2001	2002	2003
Loss ratio	72.4%	70.5%	67.8%
Current expense ratio	29.8%	30.8%	28.7%
Previous expense ratio	28.5%	28.8%	26.9%
Current combined ratio	102.2%	101.3%	96.5%
Previous combined ratio	100.9%	99.3%	94.7%
Variation	1.3%	2.0%	1.8%

Mapfre Caja Madrid Holding	2001	2002	2003
Loss ratio	68.5%	67.8%	69.6%
Current expense ratio	25.7%	26.1%	25.1%
Previous expense ratio	24.5%	24.8%	23.9%
Current combined ratio	94.2%	93.9%	94.7%
Previous combined ratio	93.0%	92.6%	93.5%
Variation	1.2%	1.3%	1.2%

Mapfre Seguros Generales	2001	2002	2003
Loss ratio	62.3%	62.0%	65.7%
Current expense ratio	29.7%	30.2%	29.4%
Previous expense ratio	28.2%	28.6%	27.7%
Current combined ratio	92.0%	92.2%	95.1%
Previous combined ratio	90.5%	90.6%	93.4%
Variation	1.5%	1.6%	1.7%

Mapfre Industrial	2001	2002	2003
Loss ratio	74.8%	71.8%	71.4%
Current expense ratio	23.2%	21.4%	21.6%
Previous expense ratio	20.8%	19.1%	19.6%
Current combined ratio	98.0%	93.2%	93.0%
Previous combined ratio	95.6%	90.9%	91.0%
Variation	2.4%	2.3%	2.0%

Mapfre Caución y Crédito	2001	2002	2003
Loss ratio	72.7%	85.3%	74.2%
Current expense ratio	35.4%	35.0%	27.6%
Previous expense ratio	33.2%	32.6%	25.7%
Other net non-technical income	-11.3%	-18.2%	-16.5%
Income from credit opinions	-14.1%	-19.0%	-18.0%
Current combined ratio	96.8%	102.1%	85.3%
Previous combined ratio	91.8%	98.9%	81.9%
Variation	5.0%	3.2%	3.4%

Musini, S.A.	2001	2002	2003
Loss ratio	99.7%	86.8%	79.0%
Current expense ratio	-6.0%	-16.7%	-11.7%
Previous expense ratio	-5.0%	-15.8%	-12.5%
Current combined ratio	93.7%	70.1%	67.3%
Previous combined ratio	94.7%	71.0%	66.5%
Variation	-1.0%	-0.9%	0.8%

Mapfre Caja Salud	2001	2002	2003
Loss ratio	80.8%	80.4%	80.6%
Current expense ratio	15.6%	17.0%	17.0%
Previous expense ratio	15.6%	17.0%	17.0%
Current combined ratio	96.4%	97.4%	97.6%
Previous combined ratio	96.4%	97.4%	97.6%
Variation	0.0%	0.0%	0.0%

Mapfre América	2001	2002	2003
Loss ratio	70.9%	76.8%	69.3%
Current expense ratio	34.9%	35.7%	32.9%
Previous expense ratio	32.8%	33.6%	31.2%
Current combined ratio	105.8%	112.5%	102.2%
Previous combined ratio	103.7%	110.4%	100.5%
Variation	2.1%	2.1%	1.7%

Mapfre RE	2001	2002	2003
Loss ratio	80.3%	60.9%	58.4%
Current expense ratio	31.2%	37.4%	34.1%
Previous expense ratio	32.4%	32.6%	29.9%
Current combined ratio	111.5%	98.3%	92.5%
Previous combined ratio	112.7%	93.5%	88.3%
Variation	-1.2%	4.8%	4.2%

Mapfre Asistencia	2001	2002	2003
Loss ratio	85.1%	77.3%	76.5%
Current expense ratio	10.8%	11.0%	14.1%
Previous expense ratio	10.4%	10.9%	14.0%
Other net non-technical income	0.2%	1.9%	0.7%
Current combined ratio	96.1%	90.2%	91.3%
Previous combined ratio	95.5%	88.2%	90.5%
Variation	0.6%	2.0%	0.8%

Corporación Mapfre: Consolidated balance sheet

MAPFRE

	2001	2002	**2003**	% 03/02
ASSETS				
Uncalled Share Capital	0.0	0.0	**0.0**	—
Fixed Assets	90.8	93.9	**91.4**	-2.7%
Investments	10,260.3	11,558.1	**14,736.5**	27.5%
Consolidation goodwill	415.2	403.4	**456.4**	13.1%
Investments on account of policyholders assuming risk	739.4	574.7	**446.1**	-22.4%
Participation by reinsurance in technical reserves	477.7	526.4	**1,041.3**	97.8%
Credits, other assets and accruals	2,037.3	2,081.2	**2,302.7**	10.6%
TOTAL ASSETS	14,020.7	15,237.7	**19,074.4**	25.2%
LIABILITIES				
Shareholders' Equity	1,161.9	1,076.9	**1,088.5**	1.1%
Minority interests	649.2	624.3	**675.7**	8.2%
Negative difference on consolidation	3.0	2.9	**3.0**	3.4%
Deferred income	21.0	14.7	**9.4**	-36.1%
Technical reserves	9,943.2	11,433.5	**14,883.6**	30.2%
Technical reserves when inv. risk is assumed by policyholders	739.4	574.7	**446.1**	-22.4%
Reserves for risks and expenses	105.0	96.9	**111.5**	15.1%
Deposits received on ceded reinsurance	79.2	94.0	**112.1**	19.3%
Debts and accrued liabilities	1,318.8	1,319.8	**1,744.5**	32.2%
TOTAL LIABILITIES	14,020.7	15,237.7	**19,074.4**	25.2%

Million euros

Corporación Mapfre:
Consolidated investments breakdown

	1999	2000	2001	2002	**2003**
FIXED-ASSETS	530	535	567	514	**528**
EQUITY	100	161	173	143	**201**
FIXED-INCOME SECURITIES	2,929	5,585	7,610	9,217	**11,411**
INVESTMENT FUNDS	530	539	605	587	**700**
OTHER INVESTMENTS	797	1,165	1,305	1,097	**1,897**
TOTAL	4,887	7,986	10,260	11,558	**14,737**


100%
80%
60%
40%
20%
0%
1999
2000
2001
2002
2003
FIXED-ASSETS
FIXED-INCOME SECURITIES
OTHER INVESTMENTS
EQUITY
INVESTMENT FUNDS

Million euros

Corporación Mapfre: Funds under management(1)

MAPFRE



8,613
12,488
14,857
15,964
19,881
1999
2000
2001
2002
2003
Investment Funds
Mathematical Reserves (Life)
Pension Funds (2)
Other Technical Reserves
Shareholders Equity
Other Funds (3)

1) Figures do not include funds managed by CAJA MADRID's asset management subsidiaries
2) Pension funds figures do not include defined benefit plans
3) Includes: mutual and pension funds, mathematical reserves, technical reserves, provisions for risks and expenses, deposits received on ceded reinsurance, dues on transactions in preparation of insurance policies, and shareholders' equity

Million euros

Appendix

Corporación Mapfre: Return to shareholders


0.39
7.9%
0.18
2.9%
0.51
9.1%
0.19
3.4%
0.53
8.4%
0.19
2.5%
0.62
10.1%
0.19
2.6%
0.78
13.0%
0.21
2.2%
1999
2000
2001
2002
2003
EPS
Dividend per share
ROE (1)
Dividend Yield

(1) Result net of taxes and minorities/ average shareholders' equity

Figures in euros (except ROE and dividend yield)

Mapfre Inversión: Key figures

MAPFRE

	2001	2002	**2003**	% 02/01
- Fixed Income	290.9	348.7	**437.9**	25.6%
- Equity	281.1	172.1	**185.5**	7.8%
- Balanced	837.4	739.4	**849.4**	14.9%
- Guaranteed	602.0	519.7	**633.1**	21.8%
- Money Market	47.7	51.6	**48.8**	-5.4%
Total Mutual Funds	2,059.1	1,831.5	**2,154.7**	17.6%
Managed Portfolios	143.2	137.2	**186.0**	35.6%
Pension Funds	581.7	679.3	**853.0**	25.6%
Total AUM	2,784.0	2,648.0	**3,193.7**	20.6%
Total Clients	204,228	218,553	**237,728**	8.8%
- Mutual Funds	114,476	106,435	**112,363**	5.6%
- Pension Funds	89,752	112,118	**125,365**	11.8%
Market Shares				
- Mutual Funds	1.2%	1.1%	**1.1%**	---
- Pension Funds(1)	2.7%	2.7%	**2.7%**	---
Rank				
- Mutual Funds	13	16	**16**	---
- Pension Funds(1)	9	9	**9**	---
Pretax results	27.6	25.2	**26.6**	5.6%

1) Market share and ranking data include defined benefit plans, whose amounts are not included in pension funds figures

Million euros

Mapfre América:
Premiums by business line (%) - 2003

MAPFRE

COMPANY	MOTOR	OTHER NON-LIFE	LIFE BURIAL	HEALTH	TOTAL
MAPFRE ARGENTINA	41	47	0	12	100
MAPFRE VERA CRUZ (BRAZIL)	72	28	0	0	100
MAPFRE S.G. CHILE	21	79	0	0	100
MAPFRE S.G. COLOMBIA	57	43	0	0	100
MAPFRE TEPEYAC (MEXICO)	67	14	10	9	100
MAPFRE PARAGUAY	44	52	3	0	100
MAPFRE PERU	36	55	0	9	100
MAPFRE USA (PUERTO RICO)	51	49	0	0	100
LA CENTRO AMERICANA (EL SALVADOR)	13	41	39	7	100
MAPFRE URUGUAY	46	54	0	0	100
MAPFRE LA SEGURIDAD (VENEZUELA)	25	20	2	53	100

Mapfre Re: Premiums breakdown

MAPFRE

BY REGION

2003



USA
9%
ROW
3%
LATIN AMERICA
14%
SPAIN
46%
EUROPE
28%

2002



USA
9%
ROW
2%
LATIN AMERICA
18%
SPAIN
42%
EUROPE
29%

BY CEDENT



MAPFRE
42%
OTHER
58%



MAPFRE
39%
OTHER
61%

Mapfre Re: Premiums breakdown

MAPFRE

BY TYPE OF BUSINESS

2003


FACULTATIVE
9%
NON
PROPORTIONAL
15%
PROPORTIONAL
76%

2002


FACULTATIVE
11%
NON
PROPORTIONAL
13%
PROPORTIONAL
76%

BY BRANCH OF BUSINESS


OTHER
10%
LIFE AND
ACCIDENTS
8%
MOTOR
7%
MARINE AND
TRANSPORT
6%
PROPERTY
69%


OTHER
8%
LIFE AND
ACCIDENTS
8%
MOTOR
8%
MARINE AND
TRANSPORT
6%
PROPERTY
70%

Section I Key facts

Section II Analysis of results

Appendix

Calendar and contacts

Provisional calendar for the year 2004

MAPFRE

18/02/04	Release of year 2003 results
18/02/04	Analysts' presentation, year 2003 results - Madrid
19/02/04	Analysts' presentation, year 2003 results - London
06/03/04	Annual General Meeting - Madrid
29/04/04	Release of first quarter 2004 interim results
22/07/04	Release of first half 2004 results
28/10/04	Release of third quarter 2004 interim results
28/10/04	Analysts' presentation, third quarter 2004 interim results - Madrid
29/10/04	Analysts' presentation, third quarter 2004 interim results - London

Dates may be subject to changes

Investor Relations Department

MAPFRE

Luigi Lubelli
Finance Director
+34-91-581-6071

Antonio Triguero Sánchez
+34-91-581-5211

Natalia Rodríguez Sánchez
+34-91-581-2458

Marisa Godino Alvarez
Secretary
+34-91-581-2985

CORPORACIÓN MAPFRE, S.A.
Investor Relations Department
Carretera de Pozuelo a Majadahonda, nº 52
28220 Majadahonda
relacionesconinversores.cormap@mapfre.com

Disclaimer

This document is purely informative. Its content does not constitute, nor can it be interpreted as, an offer or an invitation to sell, exchange or buy, and it is not binding on the issuer in any way. The information about the plans of the Company, its evolution, its results and its dividends represents a simple forecast whose formulation does not represent a guarantee with respect to the future performance of the Company or the achievement of its targets or estimated results. The recipients of this information must be aware that the preparation of these forecasts is based on assumptions and estimates, which are subject to a high degree of uncertainty, and that, due to multiple factors, future results may differ materially from expected results. Among such factors, the following are worth highlighting: the evolution of the insurance market and of the economic enviroment in general in those countries where the Company operates; changes in the legal framework; changes in monetary policy; circumstances which may affect the competitiveness of insurance products and services; changes in the underlying tendencies on which the mortality and morbidity tables used in Life and Health insurance are based; frequency and severity of claims insured, with respect to reinsurance and general insurance, as well as to life insurance; variations in interest rates and exchange rates; risks associated with the use of derivative instruments; the impact of future acquisitions.

MAPFRE does not undertake to update or revise periodically the content of this document.